SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period October 29, 2008
PROTHERICS PLC
(Translation of Registrant’s Name Into English)
The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     The Registrant is furnishing a copy of materials distributed to its shareholders and submitted to the UK Listing Authority.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: October 29, 2008	By:	/s/ Julie Vickers
Julie Vickers
Company Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. Part 2 of this document comprises an explanatory statement in compliance with section 897 of the Companies Act 2006. If you are in any doubt as to the action you should take, you are recommended to seek your own professional advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (as amended), if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.
If you have sold or otherwise transferred all of your Protherics Shares, please forward this document and the accompanying documents (other than the personalised Forms of Proxy) as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or transferred only part of your holding of Protherics Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.
The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.
Jefferies, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and broker to Protherics in connection with the Acquisition and no one else and will not be responsible to anyone other than Protherics for providing the protections afforded to the customers of Jefferies nor for providing advice in relation to the Acquisition or any other matter referred to in this document.
Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and sponsor to BTG in connection with the Acquisition and no one else and will not be responsible to anyone other than BTG for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition or any other matter referred to in this document.
RECOMMENDED ACQUISITION
of
Protherics PLC
by
BTG plc
by means of a scheme of arrangement under Part 26 of the Companies Act 2006
Shareholders should carefully read the whole of this document in conjunction with the accompanying documents including the Forms of Proxy. However, your attention is drawn, in particular, to the letter from the Chairman of Protherics in Part 1 (Letter from the Chairman of Protherics PLC) of this document which contains the unanimous recommendation of the Independent Directors to vote in favour of the resolutions to be proposed at the Meetings required to implement the Scheme, and a letter from Jefferies explaining the Scheme in greater detail, which is set out in Part 2 (Explanatory Statement) of this document.
Notices of the Court Meeting and the EGM of Scheme Shareholders, each of which will be held at the offices of Ashurst LLP at Broadwalk House, 5 Appold Street, London EC2A 2HA on 11 November 2008 are set out in Appendices VIII (Notice of Court Meeting) and IX (Notice of Extraordinary General Meeting) to this document, respectively. The Court Meeting will start at 11.30 a.m. and the EGM will start at 11.45 a.m. (or as soon thereafter as the preceding Court Meeting has been concluded or adjourned) on the same date and at the same location. The action to be taken in respect of the Court Meeting and the EGM is set out on page 5 of this document. It is important that in relation to the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Scheme Shareholders’ opinion.
Application will be made for the New BTG Shares to be admitted to the Official List and to the London Stock Exchange for the New BTG Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities.
Securities may not be offered or sold in the US unless registered under the US Securities Act and applicable state securities laws or exempt from such registration. In reliance on the exemption provided by section 3(a)(10) of the US Securities Act, the New BTG Shares have not been, and will not be, registered with the SEC.
If you have any questions relating to this document, the Meetings or the completion and return of the Forms of Proxy, please telephone Capita Registrars between 9.00 a.m. and 5.00 p.m. (London time), Monday to Friday (except UK public holidays) on 0871 664 0321 from within the UK or +44 (0)20 8639 3399 if calling from outside the UK. Calls to the 0871 664 0321 number cost 10 pence per minute (including VAT) plus your service provider’s network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. The helpline cannot provide advice on the merits of the Acquisition nor give any financial, legal or tax advice.
Some words and terms used in this document are defined in Appendix VII (Definitions) to this document. All times referred to are London time unless otherwise stated.

TO VOTE ON THE ACQUISITION
If you are a Protherics Shareholder, whether or not you plan to attend the Meetings, please:
1.	complete and return the BLUE Form of Proxy (for the Court Meeting), so as to be received by no later than 11.30 a.m. on 9 November 2008; and

2.	complete and return the YELLOW Form of Proxy (for the EGM), so as to be received by no later than 11.45 a.m. on 9 November 2008.

If you require assistance, please telephone Capita Registrars on 0871 664 0321 (calls cost 10p per minute plus network extras) (from within the UK) or +44 (0)20 8639 3399 (from outside the UK)
The completion and return of the Forms of Proxy will not prevent you from attending and voting in person at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so and are so entitled.
If the blue Form of Proxy for use at the Court Meeting is not lodged by 11.30 a.m. on 9 November 2008, it may be handed to Capita Registrars on behalf of the Chairman at the Court Meeting before the taking of the poll.
IT IS IMPORTANT THAT, IN RELATION TO THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR REPRESENTATION OF SCHEME SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY.
IF YOU ARE A SHAREHOLDER YOUR ATTENTION IS DRAWN TO THE NEW REGIME FOR THE APPOINTMENT OF PROXIES, IN PARTICULAR THE APPOINTMENT OF MORE THAN ONE PROXY, SET OUT ON THE SEPARATE SHEET HEADED “MULTIPLE PROXY VOTING INSTRUCTIONS” ENCLOSED WITH THE FORMS OF PROXY.
This page should be read in conjunction with the section headed ACTION TO BE TAKEN set out on page 5 of this document and the rest of the document.

IMPORTANT NOTICE
Neither this document nor the accompanying documents constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to these documents or otherwise in any jurisdiction in which such offer or solicitation is unlawful.
The distribution of this document and the accompanying documents in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document and/or the accompanying documents comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. This document and the accompanying documents have been prepared for the purpose of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document and/or the accompanying documents had been prepared in accordance with the laws of jurisdictions outside the UK.
The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements in those jurisdictions. The attention of Overseas Shareholders is drawn to paragraph 11 of Part 2 (Explanatory Statement) of this document.
The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since that date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Protherics or BTG except where otherwise stated.
NOTICE TO US INVESTORS IN PROTHERICS
US holders of Protherics Shares may vote in respect of the resolutions to be proposed at the Meetings. US holders should note that the Acquisition relates to the shares of an English company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Securities Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the UK to schemes of arrangement, including the City Code and the Listing Rules, which differ from the requirements of US proxy solicitation or tender offer rules. If BTG exercises its right to implement the Acquisition by means of a Takeover Offer, the Takeover Offer will be made in compliance with the applicable laws and regulations, including US securities laws to the extent applicable.
The financial information relating to Protherics and BTG contained in this document (including the financial information relating to Protherics and BTG that has been incorporated by reference into this document from the BTG Prospectus) has been prepared in accordance with International Financial Reporting Standards and may not be comparable to the financial statements for US companies.
It may be difficult to enforce rights and any claims arising in connection with the Acquisition under the US securities laws since both BTG and Protherics are located outside the United States, and a number of their officers and directors reside outside the United States. It may not be possible to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. It also may not be possible to compel a non-US company or its affiliates to subject themselves to a US court’s judgment or collect or enforce judgment obtained in a US court against a non-US company or its officers and directors.
Neither the US Securities and Exchange Commission nor any US state securities commission has passed upon the accuracy or adequacy of this document or any of the accompanying documents. Any representation to the contrary is a criminal offence in the United States.
Notice to New Hampshire residents:
Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of BTG and Protherics and certain plans and objectives of the Protherics Directors, the BTG Directors and the Independent Directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward- looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “will”, “may”, “should”, “would”, “could” or other words of similar meaning. These statements are based on assumptions and assessments made by the Protherics Directors, the BTG Directors and/or the Independent Directors in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although the Protherics Directors, the BTG Directors and the Independent Directors believe that the expectations reflected in such forward-looking statements are reasonable, they can give no assurance that such expectations will prove to have been correct and assume no obligation to update or correct the information contained in this document and BTG and Protherics therefore caution you not to place undue reliance on these forward- looking statements which speak only as at the date of this document.
Nothing in this document is intended to be a profit forecast and the statements in this document should not be interpreted to mean that the earnings per BTG Share or Protherics Share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.
DEALING DISCLOSURE REQUIREMENTS
Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of BTG or of Protherics, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends (or, if BTG elects to effect the Acquisition by way of a Takeover Offer, until the date on which such Takeover Offer becomes or is declared unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of BTG or of Protherics, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of BTG or of Protherics by BTG or Protherics, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.
“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.
This document is dated 17 October 2008.

ACTION TO BE TAKEN
Voting at the Court Meeting and the EGM
The Court Meeting and the EGM are being convened for 11 November 2008 at the offices of Ashurst LLP at Broadwalk House, 5 Appold Street, London EC2A 2HA at 11.30 a.m. and 11.45 a.m. respectively (or in the case of the EGM, if later, as soon as the Court Meeting has been concluded or adjourned). The Scheme requires approval at both of these Meetings.
You will find enclosed with this document:
•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a yellow Form of Proxy for use in respect of the EGM;

•	a copy of the BTG Prospectus, certain sections of which have, where indicated, been incorporated into this document by reference; and

•	multiple proxy voting instructions.
If you have not received all of the documents relevant to you, please contact Capita Registrars on the helpline telephone number indicated on page 6 of this document.
Whether or not you intend to attend both or either of the Meetings, please complete the enclosed Forms of Proxy and return them in accordance with the instructions printed thereon so as to be received by post by Protherics’ registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by hand (during normal business hours) to the same address, in either case by no later than:

Blue Forms of Proxy for the Court Meeting	11.30 a.m. on 9 November 2008

Yellow Forms of Proxy for the EGM	11.45 a.m. on 9 November 2008
(or, in the case of an adjournment, not later than 48 hours before the time and date fixed for the holding of the adjourned Meeting).
Returning the Forms of Proxy will enable your votes to be counted at the Meetings in the event of your absence. If the blue Form of Proxy for use at the Court Meeting is not lodged by 11.30 a.m. on 9 November 2008, it may be handed to Capita Registrars on behalf of the Chairman at the Court Meeting before the taking of the poll. However, in the case of the EGM, unless the yellow Form of Proxy is lodged so as to be received by 11.45 a.m. on 9 November 2008, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting at either the Court Meeting or the EGM, or any adjournment thereof, in person if you wish to do so and are so entitled.
Shareholders are entitled to appoint a proxy in respect of some or all of their Protherics Shares. Shareholders are also entitled to appoint more than one proxy. A space has been included in the Forms of Proxy for both the Court Meeting and the EGM to allow Shareholders entitled to attend and vote at the relevant Meeting to specify the number of Protherics Shares or (as the case may be) Scheme Shares in respect of which that proxy is appointed. Shareholders who return a Form of Proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all of their Protherics Shares.
Shareholders who wish to appoint more than one proxy in respect of their shareholding should contact Capita Registrars for further Forms of Proxy or photocopy the Forms of Proxy, as required. Such Shareholders should also read the sheet enclosed with the Forms of Proxy headed “Multiple Proxy Voting Instructions” and note the principles that will be applied in relation to multiple proxies.
To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number RA10) not later than 11.30 a.m. on 9 November 2008 in the case of the Court Meeting and by 11.45 a.m. on 9 November 2008 in the case of the EGM (or, in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Regulations. For further details please refer to the accompanying notes for the notice of the EGM contained in Appendix IX (Notice of Extraordinary General Meeting) to this document.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR REPRESENTATION OF SCHEME SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY.
Helpline
If you have any questions relating to this document, the Meetings or the completion and return of the Forms of Proxy, please telephone Capita Registrars between 9.00 a.m. and 5.00 p.m. (London time), Monday to Friday (except UK public holidays) on 0871 664 0321 from within the UK or +44 (0)20 8639 3399 if calling from outside the UK. Calls to the 0871 664 0321 number cost 10 pence per minute (including VAT) plus your service provider’s network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. The helpline cannot provide advice on the merits of the Acquisition nor give any financial, legal or tax advice.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

EVENT	TIME AND DATE(4)

BTG EGM	10.00 a.m. on 5 November 2008

Latest time for lodging blue Forms of Proxy for the Court Meeting(1)	11.30 a.m. on 9 November 2008

Latest time for lodging yellow Forms of Proxy for the EGM(1)	11.45 a.m. on 9 November 2008

Voting Record Time for Court Meeting and EGM(2)	6.00 p.m. on 9 November 2008

Court Meeting	11.30 a.m. on 11 November 2008

EGM	11.45 a.m.(3) on 11 November 2008

Scheme Court Hearing (to sanction the Scheme)(4)	1 December 2008

Reduction Record Time(4)	6.00 p.m. on 2 December 2008

Reduction Court Hearing (to confirm the Reduction of Capital)(4)	3 December 2008

Last day of dealings in, and time for registration of transfers of, and disablement in CREST of, Protherics Shares(4)	5.00 p.m. on 3 December 2008

Scheme Record Time(4)	6.00 p.m. on 3 December 2008

Effective Date	4 December 2008

Cancellation of listing of Protherics Shares(4)	8.00 a.m. on 4 December 2008

Expected date of Admission of, and dealings in, New BTG Shares(4)	8.00 a.m. on 4 December 2008

Crediting of New BTG Shares to CREST accounts(4)	8.00 a.m. on 4 December 2008

Latest date for despatch of New BTG Share certificates and crediting of CREST accounts under the Scheme(4)	18 December 2008

Notes:

(1)	The blue Forms of Proxy for the Court Meeting may also be handed to Protherics’ registrars, Capita Registrars, on behalf of the Chairman at the Court Meeting before the taking of the poll. However, the yellow Forms of Proxy for the EGM must be lodged by 11.45 a.m. on 9 November 2008 in order to be valid (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned EGM). The Court Meeting and the EGM will be held at the offices of Ashurst LLP at Broadwalk House, 5 Appold Street, London EC2A 2HA.

(2)	If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the adjourned Meeting will be 6.00 p.m. on the date two days before the date set for the adjourned Meeting.

(3)	In the event that the Court Meeting concludes after 11.45 a.m., the EGM will follow as soon as possible thereafter.

(4)	These dates and times are indicative only and will depend, among other things, on the dates on which the Court sanctions the Scheme and confirms the associated Reduction of Capital and whether the Conditions are either satisfied or, where applicable, waived. If any of the expected dates change, Protherics will, unless the Panel otherwise consents, give notice of the change by posting a circular to Protherics Shareholders and by issuing an announcement through a Regulatory Information Service.

Unless otherwise stated, all references to times are to London time.

PART 1
LETTER FROM THE CHAIRMAN OF PROTHERICS PLC

Protherics PLC The Heath Business & Technical Park Runcorn Cheshire WA7 4QX

(Registered in England and Wales No. 2459087)

Independent Directors:	17 October 2008
Stuart Wallis (Non-executive Chairman)
Dr Andrew Heath (Chief Executive Officer)
Rolf Soderstrom (Finance Director)
James Christie (Operations Director)
Saul Komisar (President, Protherics Inc.)
Jacques Gonella (Non-executive Director)
Bryan Morton (Non-executive Director)
Garry Watts (Non-executive Director)
To Protherics Shareholders (and, for information only, to participants in the Protherics Share Schemes, to holders of Protherics Convertible Loan Notes and to holders of other rights to subscribe for Protherics Shares)
Dear Shareholder,
RECOMMENDED ACQUISITION OF PROTHERICS PLC BY BTG PLC
1.	Introduction
On 18 September 2008, BTG and the Independent Directors of Protherics announced that they had reached agreement on the terms of a recommended all share offer by BTG to acquire the entire issued and to be issued share capital of Protherics.
I am now writing to you to explain the background to, and terms of, the Acquisition and also to explain why the Independent Directors are recommending that you vote in favour of the Scheme and the resolutions to be proposed at the Meetings required to implement the Scheme, as the Independent Directors have irrevocably undertaken to do in respect of their own beneficial holdings of Protherics Shares. Further details of the Acquisition are set out in the Explanatory Statement from Jefferies contained in Part 2 (Explanatory Statement) of this document. This document also contains notices of the Meetings at which resolutions implementing the Acquisition will be put to Protherics Shareholders.
2.	Summary of the Acquisition
The Acquisition will be implemented by means of a scheme of arrangement between Protherics and Scheme Shareholders under part 26 of the 2006 Act (involving a reduction of capital under section 135 of the 1985 Act), although BTG may elect to implement the Acquisition by way of a Takeover Offer where permitted to do so in accordance with the terms of the Implementation Agreement. Full details of the Scheme are set out in Part 3 (The Scheme of Arrangement) of this document. The Scheme is subject to the Conditions and further terms set out in Appendix I (Conditions and Certain Further Terms of the Acquisition) to this document. If the Scheme and the Reduction of Capital become effective, it is proposed that Scheme Shareholders on the register of members of Protherics at the Scheme Record Time will receive:
0.291 New BTG Shares for every 1 Protherics Share
and so in proportion for any other number of Scheme Shares held at the Scheme Record Time. Fractions of New BTG Shares will not be allotted or issued pursuant to the Scheme and fractional entitlements will be rounded down to the nearest whole number of New BTG Shares.

Based on the Closing Price of a BTG Share of 129 pence on 15 October 2008 (the latest practicable date prior to the posting of this document), the terms of the Acquisition value each existing Protherics Share at 37.54 pence and the Protherics Fully Diluted Share Capital at approximately £134.4 million.
On 12 August 2008, the last Business Day prior to the announcement by Protherics regarding potential offers for the Company, the Closing Price of a Protherics Share was 31.25 pence. Since that date, there have been exceptionally high levels of volatility and significant declines in global equity markets. However, the underlying operational performance and financial and trading prospects of both Protherics and BTG remain unchanged. Accordingly, the Independent Directors believe that the relative intrinsic values of both Protherics and BTG remain the same as they were as at the date that the Acquisition was announced and as such are accurately reflected in its terms.
Your attention is drawn to paragraph 3 of this letter set out below which contains the unanimous recommendation of the Independent Directors to vote in favour of the Scheme at the Court Meeting and in favour of the Protherics Resolutions to be proposed at the EGM, required to approve the Acquisition. Your attention is also drawn to paragraph 11 of this letter which sets out details of the irrevocable undertakings that have been given by the Independent Directors and certain of the BTG Directors, as well as letters of intent that have been delivered to Protherics and BTG by Aviva Investors and Invesco Asset Management, their largest shareholders respectively, to vote in favour of the Acquisition.
Assuming no further BTG Shares are issued in the period between the date of this document and the Effective Date, immediately following the Effective Date approximately 40.8 per cent. of the enlarged issued ordinary share capital of BTG will be held by former Protherics Shareholders and approximately 59.2 per cent. will be held by existing BTG Shareholders.
The Scheme requires the approval of Scheme Shareholders at the Court Meeting and of Protherics Shareholders at the EGM, of which notices are set out in Appendices VIII (Notice of Court Meeting) and IX (Notice of Extraordinary General Meeting) to this document, as well as the sanction of the Court and confirmation of the associated Reduction of Capital at the Court Hearings. The Court Meeting has been convened for 11.30 a.m. on 11 November 2008 and the EGM has been convened for 11.45 a.m. (or as soon thereafter as the Court Meeting has concluded or been adjourned) on the same day. The Scheme Court Hearing and the Reduction Court Hearing are expected to be held on 1 December 2008 and 3 December 2008 respectively. The Acquisition is also conditional on, amongst other things, the approval of BTG Shareholders at the BTG EGM, which has been convened for 5 November 2008.
If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether or not they attended or voted in favour of the resolutions at the Court Meeting or the EGM. Further details of the Scheme are set out in paragraph 6 of Part 2 (Explanatory Statement) of this document.
The New BTG Shares will be issued to Scheme Shareholders as soon as practicable and in any event within 14 days after the Effective Date (unless the Panel agrees otherwise). Further details of these settlement arrangements are set out in paragraph 14 of Part 2 (Explanatory Statement) of this document.
3.	Recommendation
The Independent Directors, who have been so advised by Jefferies, consider the terms of the Acquisition to be fair and reasonable. In providing their advice to the Independent Directors, Jefferies has taken into account the commercial assessments of the Independent Directors.
Accordingly, the Independent Directors unanimously recommend Protherics Shareholders to vote in favour of the Scheme at the Court Meeting and in favour of the Protherics Resolutions to be proposed at the EGM, as they have irrevocably undertaken to do in respect of their own beneficial holdings of 10,357,554 Protherics Shares, representing, in aggregate, approximately 3.0 per cent. of the Protherics Shares in issue on 15 October 2008 (the latest practicable date prior to the posting of this document).
Dr John Brown is a Director of Protherics as well as the Chairman of BTG and has therefore not participated in the Independent Directors’ consideration of the Acquisition nor their recommendation to Protherics Shareholders. In addition, Dr Brown has undertaken to refrain from voting in relation to the resolutions to be proposed at the Court Meeting and EGM in respect of the 22,500 Protherics Shares beneficially owned by him, details of which are set out in paragraph 4 of Appendix V (Additional Information) to this document.

4.	Information relating to BTG
Listed on the London Stock Exchange since 1995, BTG employs approximately 65 people in London, Philadelphia and Osaka.
BTG in-licenses, develops and commercialises pharmaceuticals, targeting neurological and other disorders. BTG has a substantial and growing revenue stream of royalties from out-licensed products, a broad internal pipeline of development programmes and a pipeline of licensed programmes.
BTG earns royalties from products marketed by licensees. The major contributors to royalty revenues are BeneFIX® partnered by Wyeth, treating haemophilia B, the Two-Part Hip Cup for use in hip replacement surgery and Campath®, partnered by Genzyme Corporation, for the treatment of chronic lymphocytic leukaemia.
BTG’s internal development pipeline comprises six clinical-stage development programmes, targeting neurological and other disorders. BTG also has a further nine clinical stage development programmes partnered with licensees, has a number of legacy assets that may be sold or licensed and earns significant royalties from sales of various marketed products.
Further information in relation to BTG can be found in Part 2 (Information on BTG) of the BTG Prospectus.
5.	Background to and reasons for the Acquisition
Rationale for the combination of BTG and Protherics
BTG has achieved profitability in each of the last three years through following a clear set of strategic aims leading to strong revenue growth and cost reductions. The BTG Directors have sought to maximise the operating surplus before research and development (“R&D”) in order to enable sufficient investment in the key value drivers of its clinical pipeline.
BTG’s strategy is to become a sustainably profitable life sciences business, generating revenues from past and future licensing deals and eventually from direct product sales. BTG’s current revenue stream is derived largely from licensing arrangements entered into at early stages of product development and thus earning relatively modest royalty rates. Royalties from two major licences fall away in 2011 and, while other products such as Campath®, TRX4, CB7630 and Varisolve® may have the potential to replace these lost royalties, the expected revenues for Protherics from 2010 will smooth the combined revenue streams of the Enlarged Group.
Moving forward, the BTG Directors believe the Enlarged Group should seek to find opportunities to retain a greater share of product revenues, including revenues from direct sales. In this regard, the BTG Directors believe that Protherics represents an excellent strategic fit, with good current revenue streams from products sold through distribution deals with the opportunity to sell a number of these products directly from 2010 onwards at enhanced profit margins.
Strengths of the Enlarged Group
The Enlarged Group will enjoy:
•	Significant revenues from royalties from marketed products such as BeneFIX® and Campath®, and from sales of critical care products, including CroFab™, DigiFab™ and from cost recovery and sales of Voraxaze™. The Enlarged Group will also benefit from the return in distribution rights to, and the resultant anticipated increase in revenues and gross profits from sales of, CroFab™ and DigiFab™, and subject to approvals in the US, Voraxaze™, from 2010 onwards;

•	Significant milestone, manufacturing and royalty payments should partnered programmes, including CytoFab®, Campath®, TRX4 and CB7630, achieve development and sales milestones;

•	Substantial potential future milestone and royalty payments from out-licensing certain pipeline and legacy programmes, including Varisolve®, Angiotensin Therapeutic Vaccine (ATV) and Digoxin Immune Fab (DIF);

•	Strong existing cash balances; and

•	Improved financial margins through achieving direct cost synergies arising on the elimination of duplicated activities, potential improvements to gross margins on Protherics’ critical care products from planned process improvements and through efficiencies in development and operating activities.
The BTG Board and the Independent Directors believe that the resultant strength of the Enlarged Group will provide the required resources with which to advance and strengthen the key value drivers in the Enlarged Group’s combined development pipeline, to acquire further programmes and products and to develop the Enlarged Group’s capabilities to market and distribute its own products.
Positioned for growth and sustained profitability
The BTG Directors intend to utilise the strength of the Enlarged Group to achieve sustainable profitability through:
•	Developing a rationalised pipeline of products that the Enlarged Group can commercialise itself in the future, while seeking to out-licence products where partners are required;

•	Establishing a commercial operation in the US to sell its own products; and

•	Acquiring additional programmes and products that can be sold through the planned US sales force.
The BTG Directors and the Independent Directors also believe that there are several programmes which, with the potential to generate substantial revenue streams, are key value drivers: Varisolve® is moving towards phase III development in the US for the treatment of varicose veins; CytoFab® is partnered with AstraZeneca and in phase II development for the treatment of severe sepsis; and the Enlarged Group will have further programmes in or approaching phase II studies.
BTG’s strategy is to achieve sustainable profitability. The focus has been to maximise pre-R&D profits in order to facilitate the maximum investment in the R&D pipeline whilst operating within existing cash resources. The aim is to acquire or develop later stage products for which BTG can retain an increasing share of the financial rights, including eventual marketing or co-marketing rights. The all-share acquisition of Protherics, with its marketed products, development pipeline and cash resources, together with the planned cost savings and synergies, fits well with this strategy.
Significant partnered development programme
The Enlarged Group will have a number of programmes under development by partners which, if successfully developed and launched, would generate significant milestone and royalty payments, including:
•	CytoFab™ – a polyclonal antibody-based product intended to treat severe sepsis, which has shown significant promise in a phase IIb trial and is being developed by AstraZeneca;

•	Campath® – a treatment for multiple sclerosis, currently in two phase III trials, being developed by Genzyme Corporation;

•	TRX4 – a monoclonal antibody currently in phase III development, for the treatment of type 1 diabetes, by Tolerx, Inc. who signed a worldwide development and commercialisation agreement with GlaxoSmithKline to develop TRX4 in a range of autoimmune disorders; and

•	CB7630 (abiraterone acetate) – in phase III development by Cougar Biotechnology, Inc as a treatment for prostate cancer.
Substantial value in the combined development pipeline
The R&D expenditure for each of the BTG Group and the Protherics Group was approximately £10.7 million and £19.1 million respectively for the year ended 31 March 2008. The BTG Directors and the Independent Directors have a combined development investment target of approximately £20 million per annum from 2010/11 onwards, as the combined development pipeline is rationalised and development investment is focused on key value drivers.

The Enlarged Group will have a number of products which may have significant market potential should they be successfully developed and commercialised, including:
•	Varisolve® – polidocanol endovenous microfoam for the treatment of varicose veins, which has completed a phase III trial in the EU and is anticipated to commence pivotal phase III trials in the US in 2009;

•	Angiotensin Therapeutic Vaccine – which is in a phase IIa proof of concept study for hypertension;

•	Digoxin Immune Fab – which has shown promise in a phase IIb study for the treatment of severe pre-eclampsia;

•	BGC20-1259 – a multifunctional compound that is scheduled to enter a phase II study for the treatment of Alzheimer’s disease by the end of 2008; and

•	BGC20-1531 – targeting migraine – and BGC20-0134 – targeting multiple sclerosis—both of which are nearing the end of phase I studies.
The Enlarged Group will seek to ensure that the maximum value is delivered from key existing development programmes and also that the pipeline delivers additional products for the Enlarged Group to sell or licence in the future. This will require additional products and programmes to be acquired or in-licensed, certain existing products to be developed to proof of concept before being partnered, whilst partners will be sought at an earlier stage for other programmes. The Enlarged Group will have greater resources and capabilities to develop products to the optimal licensing point.
Capable and experienced management team
The Enlarged Group will be led by Dr Louise Makin as Chief Executive Officer, Rolf Soderstrom, who will join the BTG Board as Chief Financial Officer, and Christine Soden, who will move to the role of Chief Operating Officer. The Executive Directors will be supported by a strong team of non-executive directors, led by Dr John Brown as Chairman. Dr John Brown is the existing Chairman of BTG and Senior Non-Executive Director of Protherics.
Strong financial resources and capabilities
As at 31 March 2008, the BTG Group and Protherics Group had £57.0 million and £37.7 million, respectively, in cash and cash equivalent investments. This financial position, together with expected surpluses from royalty and sales revenues and the implementation of the Enlarged Group’s strategy, will assist in achieving the goal of sustained profitability shared by both BTG and Protherics.
The Enlarged Group will also benefit from further revenues and value from potential licensing deals on pipeline programmes, as well as the increased profitability of marketed products aided by the return of distribution rights and the creation of a US sales force. This is intended to allow the Enlarged Group to make selective further investments in current and new R&D programmes, as well as additional products for the proposed sales force to market.
Significant cost saving potential and operational synergies
The BTG Directors and the Independent Directors intend to target annualised cost savings and reductions of approximately £20 million by 2010/11. The BTG Directors and the Independent Directors:
•	consider that there are immediate opportunities, through removal of duplicated corporate overhead costs and termination of Protherics’ US ADR listing, of achieving cost savings from over £3 million annually by 2008/09. A further £7 million of annualised cost savings (excluding R&D) are targeted from 2009/10 onwards;

•	intend to target cost reductions of approximately £10 million through rationalising the Enlarged Group’s development investment, in order to focus on the most commercially attractive programmes; and

•	estimate the cost of achieving the savings and reductions to be an aggregate of £8–10 million arising in the financial years 2008/09 and 2009/10.
These statements of estimated cost savings and reductions relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings and reductions referred to may not be achieved, or those achieved could be materially different from those estimated.
6.	Directors, management and employees
The Enlarged Group’s Board will include Dr John Brown as Chairman, Dr Louise Makin as Chief Executive Officer and Christine Soden who will transfer from Chief Financial Officer to Chief Operating Officer. Each of the Protherics Directors has agreed to resign from the Protherics Board on the date on which the Scheme becomes effective, although Rolf Soderstrom will join the BTG Board as Chief Financial Officer. Both BTG and Protherics benefit from experienced management teams and the Enlarged Group intends to draw on the expertise that exists across both companies with James Christie and Saul Komisar joining the senior management team of the Enlarged Group from Protherics. The business will further benefit from the legal, patents, business development and pharmaceuticals development skills of staff within each business. It is intended that the services of Stuart Wallis and Dr Andrew Heath, Chairman and Chief Executive Officer of Protherics respectively, will be made available to the Enlarged Group on a part time basis for periods of 12 and six months respectively following the date on which the Scheme becomes effective.
BTG has given assurances that, following the Scheme becoming effective, the existing employment rights, including accrued pension rights, of Protherics’ employees will be fully safeguarded and, save as in the case of the Protherics Directors as referred to above, its plans for Protherics do not include any material changes in the terms and conditions of employment of Protherics’ employees.
Following the Scheme becoming effective, the Enlarged Group will carry out an integration review process which will include seeking ways to achieve the planned cost savings and operational synergies. It is expected that this integration review process will result in some headcount reduction within the Enlarged Group and some consolidation of the office operations.
7.	Protherics Share Schemes and Protherics Convertible Loan Notes
Details of the effect of the Scheme on the Protherics Share Schemes and the Protherics Convertible Loan Notes, respectively, are set out in paragraphs 12 and 13 of Part 2 (Explanatory Statement) of this document.
8.	De-listing of Protherics Shares
The attention of Protherics Shareholders is drawn to paragraph 10 of Part 2 (Explanatory Statement) of this document in relation to Protherics’ intentions regarding the cancellation of the listing of, and trading in, Protherics Shares.
9.	Taxation
Your attention is drawn to Appendix IV (Taxation) to this document. If you are in any doubt as to your tax position or you are resident in or subject to taxation in a jurisdiction outside the UK or the US, you should consult your independent professional adviser immediately.
10.	Meetings and action to be taken
The Scheme and the Acquisition are subject to the satisfaction or, where applicable, waiver of the Conditions set out in Appendix I (Conditions and Certain Further Terms of the Acquisition) to this document.
In order to become effective, a special resolution (requiring at least 75 per cent. of votes cast) implementing the Scheme must be passed by Protherics Shareholders at the EGM. The Scheme must also be approved by a majority in number of those Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting, representing 75 per cent. or more in value of the Scheme Shares voted by those Scheme Shareholders.
Under the 1985 Act and the 2006 Act, the Scheme and Reduction of Capital are also subject to the approval of the Court at the Scheme Court Hearing and the Reduction Court Hearing respectively. These Court Hearings will not be held until after all of the Conditions (other than the Conditions relating to the delivery of the Court Orders to, and registration of the Reduction Court Order by, the Registrar of Companies) are satisfied or, where applicable, waived. Once the Scheme becomes effective, it will be binding on all Shareholders, including those who did not vote to approve the Scheme.

You will find enclosed with this document:
•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a yellow Form of Proxy for use in respect of the EGM;

•	a copy of the BTG Prospectus, certain sections of which have, where indicated, been incorporated into this document by reference; and

•	multiple proxy voting instructions.
Whether or not you intend to attend the Meetings, you are requested to complete and sign the enclosed Forms of Proxy and return them in accordance with the instructions printed on them. Completed Forms of Proxy should be returned to the Company’s registrars, by post to Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or alternatively by hand (during normal business hours) to the same business address, in either case so as to be received by no later than 11.30 a.m. on 9 November 2008 in relation to the Court Meeting and no later than 11.45 a.m. on 9 November 2008 in relation to the EGM (or, in the case of any adjournment of either meeting, not later than 48 hours before the time fixed for the holding of the adjourned Meeting).
If the blue Form of Proxy for use at the Court Meeting is not returned by such time, it may be handed to Capita Registrars on behalf of the chairman of the meeting at the start of the Court Meeting and will still be valid. However, the yellow Form of Proxy for use at the EGM will be invalid unless it is received by 11.45 a.m. on 9 November 2008 (or, in the case of any adjournment of such meeting, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). The completion and return of the Forms of Proxy will not prevent you from attending and voting in person at either of the Meetings, or at any adjournment thereof, if you so wish and are entitled.
To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number RA10) not later than 11.30 a.m. on 9 November 2008 in the case of the Court Meeting and by 11.45 a.m. on 9 November 2008 in the case of the EGM (or, in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Regulations.
It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. You are therefore strongly urged to sign and return your Forms of Proxy.
If you have any questions relating to this document or the completion and return of the Forms of Proxy, please call the Company’s registrars, Capita Registrars, on 0871 664 0321 (calls cost 10p per minute plus network extras) or, if telephoning from outside the United Kingdom, on +44 (0)20 8639 3399, Monday to Friday from 9.00 a.m. to 5.00 p.m. (London time). Please note that calls to these numbers may be monitored or recorded, and no advice on the merits of the Acquisition or legal, tax or financial advice will be given.
11.	Irrevocable undertakings and letters of intent
Irrevocable undertakings to vote in favour of the resolutions at the Court Meeting and the EGM have been received from each of the Independent Directors in respect of their entire legal and beneficial holdings of Protherics Shares and those of their connected and related persons amounting, in aggregate, to 10,357,554 Protherics Shares, representing approximately 3.0 per cent. of the existing issued share capital of Protherics as at 15 October 2008 (the latest practicable date prior to the posting of this document).
Irrevocable undertakings to vote in favour of the BTG Resolutions at the BTG EGM have been received from those BTG Directors who hold BTG Shares in respect of their entire holding of BTG Shares amounting to, in aggregate, 84,769 BTG Shares, representing approximately 0.06 per cent. of the existing issued share capital of BTG as at 15 October 2008 (the latest practicable date prior to the posting of this document).
Further details of these irrevocable undertakings are set out in paragraph 5 of Appendix V (Additional Information) to this document.

Aviva Investors, which is the largest shareholder in Protherics, has delivered a non-binding letter to Protherics and BTG dated 16 October 2008 confirming its intention to vote, or procure the vote, in favour of the resolutions at the Court Meeting and EGM in respect of 45,971,166 Protherics Shares, representing approximately 13.4 per cent. of the existing issued share capital of Protherics as at 15 October 2008 (the latest practicable date prior to the posting of this document).
In addition, Invesco Asset Management, which is the largest shareholder in BTG and one of the largest shareholders in Protherics, has delivered non-binding letters to Protherics and BTG dated 16 October 2008 respectively confirming its intention to vote in favour of the resolutions at the Court Meeting and EGM (in its capacity as a Protherics Shareholder) and the BTG EGM (in its capacity as a BTG Shareholder). These letters of intent relate to 36,500,201 Protherics Shares and 44,958,074 BTG Shares respectively representing approximately 10.7 per cent. of the existing issued share capital of Protherics and approximately 29.7 per cent. of the existing issued share capital of BTG, in each case as at 15 October 2008 (the latest practicable date prior to the posting of this document).
12.	Further information
You should ensure that you read the remainder of this document, including the letter from Protherics’ financial adviser, Jefferies, contained in Part 2 (Explanatory Statement) of this document, as well as the BTG Prospectus. Please note that the information contained in this letter is in summary form only and reading this letter is not a substitute for reading the remainder of this document and the BTG Prospectus.
Overseas Shareholders should refer to paragraph 11 of Part 2 (Explanatory Statement) of this document. Details relating to settlement are included in paragraph 14 of Part 2 (Explanatory Statement) of this document.
Yours faithfully,
Stuart Wallis
Chairman

PART 2
EXPLANATORY STATEMENT
(in compliance with section 897 of the Companies Act 2006)

Jefferies International Limited
Vintners Place
68 Upper Thames Street
London EC4V 3BJ
17 October 2008
To Protherics Shareholders (and, for information only, to participants in the Protherics Share Schemes, to holders of Protherics Convertible Loan Notes and to holders of other rights to subscribe for Protherics Shares)
Dear Shareholder,
RECOMMENDED ACQUISITION OF PROTHERICS PLC BY BTG PLC
1.	Introduction
On 18 September 2008, BTG and the Independent Directors of Protherics announced that they had reached agreement on the terms of a recommended all share offer by BTG to acquire the entire issued and to be issued share capital of Protherics.
Your attention is drawn to the letter from Stuart Wallis, the Chairman of Protherics, set out in Part 1 (Letter from the Chairman of Protherics PLC) of this document, which, together with the remainder of this document, forms part of this Explanatory Statement. That letter contains, amongst other things, the unanimous recommendation by the Independent Directors to Protherics Shareholders to vote in favour of the resolutions to approve and implement the Scheme to be proposed at the Court Meeting and the EGM and the reasons for that recommendation. That letter also states that the Independent Directors, who have been so advised by Jefferies, consider the terms of the Acquisition to be fair and reasonable. In providing their advice, Jefferies has taken into account the Independent Directors’ commercial assessments.
Jefferies has been authorised by the Independent Directors to write to you to set out the terms of the Acquisition and to provide you with other relevant information. Statements made in this letter which refer to information concerning the business of Protherics reflect the views of the Independent Directors.
The terms of the Scheme are set out in full in Part 3 (The Scheme of Arrangement) of this document. Your attention is also drawn to the Conditions set out in Appendix I (Conditions and Certain Further Terms of the Acquisition) to this document which must be satisfied or, where applicable, waived in order for the Scheme to become effective, the information on UK taxation in Appendix IV (Taxation) to this document, as well as the additional information set out in Appendix V (Additional Information) to this document.
Protherics Shareholders should read the whole of this document and the BTG Prospectus before deciding whether or not to vote in favour of the Scheme.
2.	Summary of the Acquisition
The Acquisition will be implemented by means of a scheme of arrangement between Protherics and Scheme Shareholders under part 26 of the 2006 Act (involving a reduction of capital under section 135 of the 1985 Act), although BTG may elect to implement the Acquisition by way of a Takeover Offer where permitted to do so in accordance with the terms of the Implementation Agreement. Full details of the Scheme are set out in Part 3 (The Scheme of Arrangement) of this document. The Scheme is subject to the Conditions and further terms set out in Appendix I (Conditions and Certain Further Terms of the Acquisition) to this document. If the Scheme and the Reduction of Capital become effective, it is proposed that Scheme Shareholders on the register of members of Protherics at the Scheme Record Time will receive:
0.291 New BTG Shares for every 1 Protherics Share
and so in proportion for any other number of Scheme Shares held at the Scheme Record Time. Fractions of New BTG Shares will not be allotted or issued pursuant to the Scheme and fractional entitlements will be rounded down to the nearest whole number of New BTG Shares.
Based on the Closing Price of a BTG Share of 129 pence on 15 October 2008 (the latest practicable date prior to the posting of this document), the terms of the Acquisition value each existing Protherics Share at 37.54 pence and the Protherics Fully Diluted Share Capital at approximately £134.4 million.
Assuming no further BTG Shares are issued in the period between the date of this document and the Effective Date, immediately following the Effective Date approximately 40.8 per cent. of the enlarged issued ordinary share capital of BTG will be held by former Protherics Shareholders and approximately 59.2 per cent. will be held by existing BTG Shareholders.
The Scheme requires the approval of Scheme Shareholders at the Court Meeting and of Protherics Shareholders at the EGM, of which notices are set out in Appendices VIII (Notice of Court Meeting) and IX (Notice of Extraordinary General Meeting) to this document, as well as the sanction of the Court and confirmation of the associated Reduction of Capital at the Court Hearings. The Court Meeting has been convened for 11.30 a.m. on 11 November 2008 and the EGM has been convened for 11.45 a.m. (or as soon thereafter as the Court Meeting has concluded or been adjourned) on the same day. The Scheme Court Hearing and the Reduction Court Hearing are expected to be held on 1 December 2008 and 3 December 2008 respectively. The Acquisition is also conditional on, amongst other things, the approval of BTG Shareholders at the BTG EGM, which has been convened for 5 November 2008.
If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether or not they attended or voted in favour of the resolutions at the Court Meeting or the EGM.
The New BTG Shares will be issued to Scheme Shareholders as soon as practicable, and in any event within 14 days, after the Effective Date (unless the Panel agrees otherwise). Further details of these settlement arrangements are set out in paragraph 14 below. Further details regarding the New BTG Shares are set out in paragraph 3 below.
3.	The New BTG Shares
Based on the Protherics Fully Diluted Share Capital, the maximum number of New BTG Shares to be issued in connection with the Acquisition will be 104,168,390. Assuming this number of New BTG Shares are issued and that no further BTG Shares are issued in the period between the date of this document and the Effective Date, the issued share capital of BTG will, immediately following the Effective Date, comprise 255,434,217 ordinary shares of ten pence each.
The New BTG Shares will be issued credited as fully paid, and on identical terms to and will rank pari passu with the existing BTG Shares, including the right to receive and retain all dividends and other distributions declared, paid or made on BTG Shares after the Scheme becomes effective. The New BTG Shares will not carry any right to participate in any dividends or other distributions declared or paid by BTG by reference to a record date prior to the Effective Date.
In addition, the New BTG Shares will be listed on the Official List, will be admitted to trading on the London Stock Exchange’s market for listed securities and will be issued free from all liens, charges, encumbrances and other third party rights and/or interests of any nature whatsoever.
The New BTG Shares, when issued, will be in registered form and will be capable of being held in certificated or uncertificated form. Pending the issue of definitive certificates for the New BTG Shares, transfers of New BTG Shares in certificated form will be certified against the register. No temporary documents of title in respect of the New BTG Shares will be issued.
Further details of the rights attaching to the New BTG Shares are summarised in paragraph 3 of Part 11 (Additional Information) of the BTG Prospectus, which is hereby incorporated into this document by reference.

4.	Information relating to Protherics
Protherics is an international biopharmaceutical company focused on the development, manufacture and marketing of specialist critical care and cancer products.
Critical care products are used in emergency rooms or intensive care units, particularly for the treatment of medical emergencies. These include CroFab™ and DigiFab™, which are sold in the US, and ViperaTab™ which is sold in Europe on a named patient basis. Protherics also had two major development opportunities in its critical care franchise: CytoFab™, which is being developed by licensing partner AstraZeneca as a treatment for severe sepsis and is currently undergoing additional phase II development; and Digoxin Immune Fab (DIF), for pre-eclampsia and for which discussions are ongoing with potential licensing partners following the recent completion of a phase IIb study.
Protherics’ oncology products include Voraxaze™, for which a rolling biologics licence application is due to commence in the US in the second half of 2008, and Prolarix™, OncoGel™ and Acadra™ which are either in phase I/II or phase II clinical development.
Protherics has a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs and is currently focusing on building a specialist sales and marketing capability.
Protherics employs approximately 300 people across its operations in Europe, North America and Australasia.
5.	Current trading and prospects and financial information relating to Protherics and BTG
BTG
For the year ended 31 March 2008, BTG generated revenue (net of revenue sharing) of £42.9 million, with net recurring royalties of £24.9 million. This resulted in a surplus of net recurring royalties over operating expenses of £8.9 million. Operating profit was £16.6 million before an impairment provision in respect of a manufacturing development facility of £8.1 million.
Since March of this year, BTG has made significant progress across its business and in particular its development pipeline, with the Varisolve®E phase II study completing with encouraging results and two licensed programmes advanced into phase III studies.
Whilst revenues from one-off transactions are expected to be lower than in the equivalent period last year, BTG continues to operate in line with the BTG Directors’ expectations, and the BTG Directors are confident of the financial and trading prospects of BTG for the current financial year.
Protherics
For the year ended 31 March 2008, Protherics had trading revenues of £23.5 million, delivering growth of 27 per cent. over the prior year. Gross margin on trading revenues increased to 47 per cent. R&D expenditure in the period was £19.1 million, reflecting planned increased investment in the development pipeline, resulting in a loss for the year of £16.7 million.
Since March 2008, Protherics has continued to invest as planned in its development pipeline and has seen good progress across its pipeline.
Protherics continues to operate in line with the Independent Directors’ expectations, and the Independent Directors are confident of the financial and trading prospects of Protherics for the current financial year.
Enlarged Group
The BTG Directors and the Independent Directors believe that the combination of BTG and Protherics will create a business with significant revenue streams, a broad and balanced pipeline and a strong financial platform from which to develop the Enlarged Group further.
Accordingly, the BTG Directors and the Independent Directors view the Enlarged Group’s prospects for the current financial year with confidence.

6.	Structure of the Acquisition
(a)	Introduction
It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement between Protherics and Scheme Shareholders under part 26 of the 2006 Act, involving a reduction of capital under section 135 of the 1985 Act. The terms of the Scheme are set out in full in Part 3 (The Scheme of Arrangement) of this document. The procedure involves an application by Protherics to the Court to sanction the Scheme and to confirm the associated Reduction of Capital.
The purpose of the Scheme is to provide for BTG to become the owner of the whole of the issued share capital of Protherics. This is to be achieved as follows:
(i)	The Scheme
The Scheme involves the cancellation of the Scheme Shares and the application of the reserve arising from such cancellation in paying up in full a number of New Protherics Shares which is equal to the number of Scheme Shares cancelled and issuing the same, credited as fully paid, to BTG in consideration for which Scheme Shareholders will receive 0.291 New BTG Shares for each Scheme Share. The Scheme also involves the re-registration of Protherics as a private limited company.
(ii)	Approval of the Scheme
To become effective, a special resolution (requiring at least 75 per cent. of votes cast) in favour of the Scheme must be passed by Protherics Shareholders at the EGM, and the Scheme must be approved by a majority in number of those Scheme Shareholders present and voting either in person or by proxy, at the Court Meeting, representing 75 per cent. or more in value of the Scheme Shares voted by those Scheme Shareholders.
The Scheme also requires the sanction of the Court as well as the satisfaction or, where applicable, waiver of the other Conditions set out in Appendix I (Conditions and Certain Further Terms of the Acquisition) to this document. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not, being entitled to do so, they attended or voted at the Court Meeting or the EGM.
The last day of dealings in, and for registration of transfers of, Protherics Shares will be the last Business Day prior to the Effective Date, following which Protherics Shares will be suspended from the Official List and from the London Stock Exchange’s market for listed securities.
(b)	The Meetings
Before the Court can sanction the Scheme, the Scheme will first require approval by Scheme Shareholders at the Court Meeting and the passing of a special resolution by Protherics Shareholders at the EGM. Notices of the Court Meeting and the EGM are set out in Appendices VIII (Notice of Court Meeting) and IX (Notice of Extraordinary General Meeting) to this document, respectively. The entitlement of Shareholders to attend and vote and the number of votes which may be cast at the Meetings will be determined by reference to holdings of Protherics Shares as shown in the register of members of Protherics at the Voting Record Time or if such meetings are adjourned, on the register of members at 6.00 p.m. on the day two days before the relevant adjourned Meeting.
(i)	The Court Meeting
The Court Meeting, which has been convened for 11.30 a.m. on 11 November 2008, is being held at the direction of the Court to seek the approval of Scheme Shareholders for the Scheme. Scheme Shareholders have the right to raise any objections they may have to the Scheme at the Court Meeting. At the Court Meeting, voting will be by way of a poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held. The approval required at the Court Meeting is a majority in number of those Scheme Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in value of the Scheme Shares voted by those Scheme Shareholders.
It is especially important that as many votes as possible are cast (whether in person or by proxy) at the Court Meeting so that the Court can be satisfied that there is a fair representation of Scheme Shareholder opinion. You are therefore strongly urged to complete and return the blue Form of Proxy to the Company’s registrars, Capita Registrars, by 11.30 a.m. on 9 November 2008. Forms of Proxy not lodged by the relevant time may be handed to the Company’s registrars, Capita Registrars, on behalf of the Chairman at the Court Meeting before the taking of the poll.
(ii)	The EGM
The EGM has been convened for the same date as the Court Meeting at 11.45 a.m. (or as soon thereafter as the Court Meeting has concluded or been adjourned) to consider and, if thought fit, approve a special resolution (which requires votes in favour representing at least 75 per cent. of the votes cast) to approve:
(i)	the authorisation of the Directors to take all actions necessary to give effect to the Scheme;

(ii)	the Reduction of Capital;

(iii)	the issue of the New Protherics Shares to BTG in accordance with the Scheme;

(iv)	the giving of authority to the Protherics Directors pursuant to section 80 of the 1985 Act to allot securities in the Company; and

(v)	certain amendments to Protherics’ Articles as described below.
Voting on the above special resolution will be on a show of hands unless a poll is demanded. The Chairman reserves his right to demand that the vote be held by way of a poll and, in such event, each Protherics Shareholder present in person or by proxy will be entitled to one vote for every Protherics Share held.
You will find the notice of the EGM set out at Appendix IX (Notice of Extraordinary General Meeting) to this document. The quorum for the EGM will be two or more Shareholders present in person or by proxy.
Shareholders are entitled to appoint a proxy in respect of some or all of their Protherics Shares. Shareholders are also entitled to appoint more than one proxy. A space has been included in the Forms of Proxy for both the Court Meeting and the EGM to allow Shareholders entitled to attend and vote at the relevant Meeting to specify the number of Scheme Shares or (as the case may be) Protherics Shares in respect of which that proxy is appointed. Shareholders who return a Form of Proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all of their Scheme Shares or (as the case may be) Protherics Shares.
Shareholders who wish to appoint more than one proxy in respect of their shareholding should contact Capita Registrars for further Forms of Proxy or photocopy the Forms of Proxy, as required. Such Shareholders should also read the sheet enclosed with the Forms of Proxy headed “Multiple Proxy Voting Instructions” and note the principles that will be applied in relation to multiple proxies.
(c)	Amendments to Protherics’ Articles
It is proposed that Protherics’ Articles be amended so as to ensure that any Protherics Shares issued (for example as a result of the exercise of options or vesting of awards granted under the Protherics Share Schemes or the conversion of any Protherics Convertible Loan Notes) on or at any time prior to the Reduction Record Time will be subject to the terms of the Scheme. It is also proposed to amend Protherics’ Articles so that any person other than BTG or its nominee who is issued Protherics Shares after the Reduction Record Time will, if the Scheme becomes effective, be obliged immediately to transfer all such Protherics Shares issued to it to BTG (and BTG shall be obliged to purchase such Protherics Shares). The consideration payable for the transfer of such Protherics Shares shall be 0.291 New BTG Shares per Protherics Share (or such other consideration as may be payable under the Scheme, if modified in accordance with its terms). This amendment to Protherics’ Articles will avoid any person other than BTG being left with Protherics Shares after the Effective Date.
(d)	Approval of the Scheme by the Court
Under the 2006 Act and the 1985 Act, the Scheme and Reduction of Capital also require the approval of the Court. The hearings by the Court to sanction the Scheme and confirm the Reduction of Capital are expected to be held on 1 December 2008 and 3 December 2008 respectively. BTG has confirmed that it will be represented by Counsel at the Court Hearings so as to consent to the Scheme and to undertake to the Court to be bound thereby. All Protherics Shareholders are entitled to attend the Court Hearings.

(e)	Conditions to the Acquisition
The Conditions to the Scheme and the Acquisition are set out in full in Appendix I (Conditions and Certain Further Terms of the Acquisition) to this document. In summary, the implementation of the Scheme is conditional upon:
(i)	the passing of the BTG Resolutions at the BTG EGM, which has been convened for 10.00 a.m. on 5 November 2008;

(ii)	the approval of the Scheme by a majority in number of those Scheme Shareholders (or any relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting), representing 75 per cent. or more in value of the Scheme Shares voted by those Scheme Shareholders;

(iii)	the special resolution required to implement the Scheme and set out in the notice of EGM contained in Appendix IX (Notice of Extraordinary General Meeting) to this document being duly passed by the requisite majority at the EGM (or at any adjournment of such meeting);

(iv)	the sanction (with or without modification, on terms reasonably acceptable to Protherics and BTG) of the Scheme and the confirmation of the Reduction of Capital by the Court and office copies of the Court Orders being filed with, and in the case of the Reduction of Capital registered by, the Registrar of Companies;

(v)	Admission of the New BTG Shares becoming effective (or the UKLA agreeing to admit the New BTG Shares to the Official List and the London Stock Exchange agreeing to admit the New BTG Shares to trading on its market for listed securities); and

(vi)	the other Conditions set out in Appendix I (Conditions and Certain Further Terms of the Acquisition) to this document which are not otherwise summarised in paragraphs (i) to (v) above being satisfied or, where applicable, waived.

(f)	Effective Date
The Scheme will become effective in accordance with its terms as soon as office copies of the Court Orders have been delivered to the Registrar of Companies and in the case of the Reduction of Capital, will become effective as soon as the Reduction Court Order has been registered by the Registrar of Companies.
If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether or not, being entitled to do so, they attended the Meetings or voted in favour of the Scheme at the Court Meeting or in favour of the special resolution at the EGM. If the Scheme does not become effective by 31 March 2009, or such later date (if any) as BTG and Protherics may, with the consent of the Panel, agree and the Court may allow, the Scheme will not become effective and the Acquisition will not proceed.
(g)	Modifications to the Scheme
The Scheme contains provisions for BTG and Protherics jointly to consent, on behalf of all persons affected, to any modification of or additions to the Scheme or to any condition approved or imposed by the Court. The Court would be unlikely to approve any modifications of, or additions to, or impose a condition to the Scheme which might be materially adverse to the interests of Scheme Shareholders, unless Scheme Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in these circumstances. Similarly, if a modification, addition or condition is put forward which, in the opinion of the Independent Directors, is of such a nature or importance that it requires the consent of Scheme Shareholders at a further meeting, the Independent Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.
(h)	Alternative means of implementing the Acquisition
BTG reserves the right to elect to implement the Acquisition by way of a Takeover Offer where permitted to do so in accordance with the terms of the Implementation Agreement (the terms of which are summarised in paragraph 9 below).

7.	Irrevocable undertakings and letters of intent
Irrevocable undertakings to vote in favour of the resolutions at the Court Meeting and the EGM have been received from each of the Independent Directors in respect of their entire legal and beneficial holdings of Protherics Shares and those of their connected and related persons amounting, in aggregate, to 10,357,554 Protherics Shares, representing approximately 3.0 per cent. of the existing issued share capital of Protherics as at 15 October 2008 (the latest practicable date prior to the posting of this document).
Irrevocable undertakings to vote in favour of the BTG Resolutions at the BTG EGM have been received from those BTG Directors who hold BTG Shares in respect of their entire holding of BTG Shares amounting to, in aggregate, 84,769 BTG Shares, representing approximately 0.06 per cent. of the existing issued share capital of BTG as at 15 October 2008 (the latest practicable date prior to the posting of this document).
Further details of these irrevocable undertakings are set out in paragraph 5 of Appendix V (Additional Information) to this document.
Aviva Investors has delivered a non-binding letter to Protherics and BTG dated 16 October 2008 confirming its intention to vote, or procure the vote, in favour of the resolutions at the Court Meeting and EGM in respect of 45,971,166 Protherics Shares, representing approximately 13.4 per cent. of the existing issued share capital of Protherics as at 15 October 2008 (the latest practicable date prior to the posting of this document).
In addition, Invesco Asset Management, which holds shares in both Protherics and BTG, has delivered non-binding letters to Protherics and BTG dated 16 October 2008 respectively confirming its intention to vote in favour of the resolutions at the Court Meeting and EGM (in its capacity as a Protherics Shareholder) and the BTG EGM (in its capacity as a BTG Shareholder). These letters of intent relate to 36,500,201 Protherics Shares and 44,958,074 BTG Shares respectively representing approximately 10.7 per cent. of the existing issued share capital of Protherics and approximately 29.7 per cent. of the existing issued share capital of BTG, in each case as at 15 October 2008 (the latest practicable date prior to the posting of this document).
8.	Disclosure of interests in Protherics
Save for the 22,500 Protherics Shares beneficially held by Dr John Brown, as at the date of publication of this document neither BTG (nor any of its directors) nor, so far as BTG is aware, any person acting in concert with BTG, has any interest in, any right to subscribe for, or has borrowed or lent any Protherics Shares or any securities convertible or exchangeable into Protherics Shares (”Relevant Securities”), nor does any such person hold any short positions in relation to Relevant Securities (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor does any such person have any arrangement in relation to Relevant Securities. For these purposes, “arrangement” includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Securities which may be an inducement to deal or refrain from dealing in such securities.
”Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks in this paragraph 8 are defined in the City Code, which can also be found on the Panel’s website.
9.	Implementation Agreement
Protherics and BTG have entered into an Implementation Agreement dated 18 September 2008 in connection with the Acquisition, pursuant to which each of the parties has undertaken, among other things, and, as promptly as practicable, to take or cause to be taken all such reasonable steps as are within their respective powers and necessary to implement the Scheme.
Protherics has undertaken that it will make the necessary applications to Court and file such documents as may be necessary to seek the Court’s permission to convene the Court Meeting.

Each of the parties has agreed that prior to the Scheme becoming effective or the Implementation Agreement being terminated in accordance with its terms (whichever is earlier), each of Protherics and BTG will conduct their respective businesses in accordance with an agreed set of principles.
BTG Inducement fee
As an inducement to BTG proceeding with the Acquisition, under the terms of the Implementation Agreement Protherics has agreed to pay BTG an inducement fee of £2.1 million (inclusive of any VAT) if:
(i)	a Competing Proposal in relation to Protherics (or any amendment, variation or revision of such proposal) is announced pursuant to Rule 2.5 of the Code prior to the Acquisition lapsing or being withdrawn and such Competing Proposal subsequently becomes or is declared wholly unconditional or is otherwise completed; or
(ii)	the Independent Directors either (i) fail to recommend or (ii) withdraw or adversely modify or qualify their recommendation to Protherics Shareholders to vote in favour of the Scheme and the Protherics Resolutions respectively at the Court Meeting and the EGM or (as the case may be) accept a Takeover Offer, and subsequently the Acquisition lapses or is withdrawn; or
(iii)	the Independent Directors recommend any Competing Proposal in relation to Protherics and subsequently the Acquisition lapses or is withdrawn.
Protherics Inducement fee
As an inducement to Protherics proceeding with the Acquisition, under the terms of the Implementation Agreement BTG has agreed to pay Protherics an inducement fee of £2.1 million (inclusive of any VAT) if:
(i)	a Competing Proposal in relation to BTG (or any amendment, variation or revision of such proposal) is announced pursuant to Rule 2.5 of the Code prior to the Acquisition lapsing or being withdrawn and such Competing Proposal subsequently becomes or is declared wholly unconditional or is otherwise completed; or
(ii)	the BTG Directors either (i) fail to recommend or (ii) withdraw or adversely modify or qualify their recommendation to BTG Shareholders to vote in favour of the BTG Resolutions at the BTG EGM, and subsequently the Acquisition lapses; or
(iii)	the BTG Directors recommend any Competing Proposal in relation to BTG and subsequently the Acquisition lapses or is withdrawn.
However, nothing in the Implementation Agreement shall oblige Protherics or BTG to pay any amount which the Panel would determine would not be permitted by Rule 21.2 of the Code.
10.	Suspension and de-listing of Protherics Shares and ADSs and re-registration of Protherics as a private company
Prior to the Scheme becoming effective, Protherics will make an application to the UK Listing Authority and to the London Stock Exchange for the cancellation of the Protherics Shares from listing on the Official List and trading on the London Stock Exchange’s main market for listed securities respectively. Accordingly, if the Scheme is sanctioned by the Court and the other conditions to the Scheme are waived or satisfied, it is expected that the Protherics Shares will cease to be listed on the Official List and traded on the London Stock Exchange’s main market for listed securities on or before 8.00 a.m. on the Effective Date and that the last day of dealings in Protherics Shares will be 3 December 2008.
On the Effective Date, share certificates in respect of Protherics Shares will cease to be valid and should, if so requested by Protherics, be sent to Protherics for cancellation. In addition, on the Effective Date entitlements to Protherics Shares held within the CREST system will be cancelled. On the Effective Date, as part of the Scheme, Protherics will be re-registered as a private limited company.
Holders of Protherics ADSs will not receive BTG Shares pursuant to the Scheme (unless they acquire any Protherics Shares on or prior to the Scheme Record Time). The Depositary Agreement and the ADS program will be terminated concurrently with the Scheme becoming effective. Following its receipt of the New BTG Shares in accordance with the Scheme, the Depositary will sell these New BTG Shares on the London Stock Exchange and credit the accounts of the ADS holders with the proceeds of such sales, less fees of US$0.05 per Protherics ADS plus cable fees.

Protherics’ US Securities Exchange Act registration and the listing of the Protherics ADSs with the US Nasdaq National Market will be terminated upon the Scheme becoming effective. BTG does not intend to register under the US Securities Exchange Act or list the BTG Shares on any US stock exchange.
11.	Overseas Shareholders
If the issue of New BTG Shares to any Scheme Shareholder resident outside the United Kingdom is, in the jurisdictions in which such person is resident, either unlawful or would or may require BTG to obtain or observe any governmental or other consent or any registration, filing or other formality (including ongoing requirements) with which BTG is unable to comply or which BTG reasonably regards as unduly onerous, BTG will not dispatch certificates for New BTG Shares to, or credit CREST accounts of, such person. Instead, such Scheme Shareholder’s entitlement to New BTG Shares shall either be issued to a nominee appointed by BTG on behalf of such Scheme Shareholder on the terms that the nominee shall sell the New BTG Shares so issued and remit the cash proceeds of the sale to such Scheme Shareholder, or be issued to such Scheme Shareholder and sold on their behalf with the cash proceeds being remitted to such Scheme Shareholder.
The implications of the Acquisition for persons who are resident in, ordinarily resident in or who are citizens of, jurisdictions outside the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in, ordinarily resident in or who are not citizens of, the United Kingdom should inform themselves about and observe any applicable requirements. It is the responsibility of each of the Protherics Shareholders resident in, ordinarily resident in or citizens of, a jurisdiction outside the United Kingdom to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental exchange control or other consents which may be required or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.
This document and the accompanying documents have been prepared for the purpose of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document and/or the accompanying documents had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
Neither this document nor the accompanying documents constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to these documents or otherwise in any jurisdiction in which such offer or solicitation is unlawful.
The New BTG Shares will not be registered with the SEC under the US Securities Act nor the securities laws of any state of the United States, nor have the relevant clearances been, nor will they be, obtained from any body or authority in any Restricted Jurisdiction. Accordingly, unless an exemption under relevant securities law is available, the New BTG Shares may not be offered, sold, re-sold or delivered, directly or indirectly, into or from any Restricted Jurisdiction.
The New BTG Shares will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by section 3(a)(10) of the US Securities Act and on available exemptions from state law registration requirements, subject to the restrictions described below. BTG and Protherics will advise the Court that its sanctioning of the Scheme will be relied upon to establish the availability of this exemption.
Any Protherics Shareholder in the United States that is an affiliate of BTG or Protherics prior to the implementation of the Scheme and/or is or becomes an affiliate of BTG following implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New BTG Shares received pursuant to the Scheme pursuant to Rule 145(d) under the US Securities Act. For these purposes an “affiliate” of any person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that person. Protherics Shareholders in the United States that believe they are or may be “affiliates” of BTG or Protherics should consult their own legal advisers prior to any sale of New BTG Shares received pursuant to the Scheme.
The BTG Shares and the New BTG Shares are not and will not be listed on any US securities exchange or registered under the US Securities Exchange Act. Accordingly, BTG does not currently, and will not following the Effective Date, file any reports with the SEC pursuant to the periodic reporting requirements of the US Securities Exchange Act.

Neither the SEC nor any US state securities commission has approved or disapproved the issue of the New BTG Shares pursuant to the Scheme, nor passed upon the adequacy or accuracy of this document or any of the accompanying documents. Any representation to the contrary is a criminal offence in the United States.
Protherics Shareholders who are resident in, ordinarily resident in, or who are citizens of any jurisdiction outside the UK should consult their independent professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to participate in the Acquisition. If a Protherics Shareholder is in any doubt as to his eligibility to participate in the Acquisition, he should contact his independent professional adviser immediately.
12.	Protherics Share Schemes
The effects of the Scheme on subsisting options and awards under the Protherics Share Schemes are summarised below.
The Scheme will extend to Protherics Shares issued, pursuant to the exercise of options or vesting of awards, on or before the Reduction Record Time. In the case of any Protherics Shares issued on the exercise of options and/or vesting of awards after the Reduction Record Time, the proposed amendments to the Protherics Articles set out in the Notice of the EGM contained in Appendix IX (Notice of Extraordinary General Meeting) to this document, which are described in paragraph 6 above, will have the effect that those Protherics Shares will automatically be transferred to BTG for the same consideration payable under the Scheme.
BTG has agreed to make a cashless exercise facility available to those optionholders who exercise their options or whose awards vest on or prior to the Reduction Record Time. Furthermore, BTG has agreed to make available a sale facility which will enable participants who exercise their options or whose awards vest to sell some or all of the BTG Shares which they shall acquire under the Scheme.
Participants under the Protherics Share Schemes will shortly be sent further details of the actions they can take in respect of their outstanding options and awards.
Full details of options granted to the Protherics Directors are set out at paragraph 4(d)(v) of Appendix V to this document.
(a)	The Approved Scheme
All subsisting options granted under the Approved Scheme are currently exercisable and will lapse, if unexercised, on the expiry of the period of two months from the date participants are notified of the Court sanctioning the Scheme.
(b)	The Unapproved Scheme
With one exception, all subsisting options granted under the Unapproved Scheme are currently exercisable. The option which is not currently exercisable will become exercisable, to the extent that performance conditions are satisfied, during the period beginning on the date the option holder is notified of the Scheme becoming effective and ending on the six month anniversary of such notification. Such option shall not be time pro-rated. Protherics intend to amend the Unapproved Scheme in order to enable the currently unexercisable option to be exercised on or before the Reduction Record Time.
All subsisting options granted under the Unapproved Scheme will lapse, if unexercised, on the expiry of the period of six months from the date participants are notified of the Scheme becoming effective.
Protherics’ remuneration committee has determined the extent to which the performance conditions have been satisfied for the currently unexercisable option in accordance with paragraph 12(e) below. Further to this determination, this option will become exercisable over 126,859 Protherics Shares.
(c)	The ESOP
No subsisting options granted under the ESOP are currently exercisable. The exercise price in respect of all subsisting options under the ESOP was, on the date the Acquisition was announced, greater than the cash value placed on a Protherics Share under the Acquisition. Accordingly, it is not expected that any of those options will be exercised and they will lapse on the date the Court sanctions the Scheme.

(d)	The 1998 Sharesave
No subsisting options granted under the 1998 Sharesave are currently exercisable. Options will become exercisable during the period of six months following the date the Court sanctions the Scheme and will lapse, if unexercised, on the expiry of this period.
The exercise price in respect of the options granted on 11 January 2006 under the 1998 Sharesave was, on the date the Acquisition was announced, greater than the cash value placed on a Protherics Share under the Acquisition. Accordingly, it is not expected that such options will be exercised.
Options under the 1998 Sharesave which have been held for more than three years on their date of exercise will be capable of attracting favourable tax treatment on exercise.
(e)	The LTIP
Save for the options granted under the LTIP to one leaver over an aggregate of 318,805 Protherics Shares (the ”Leaver’s Options”), no subsisting options granted under the LTIP are currently exercisable. Options will become exercisable, to the extent that the performance conditions are satisfied, during the period beginning on the date LTIP participants are notified of the Scheme and ending on the earlier of the six month anniversary of such notification and the date the Court sanctions the Scheme. Such options shall not be time pro-rated. Options will lapse, if unexercised, on the expiry of this period. LTIP participants will be deemed to have been notified of the Scheme on the date they are sent further details of the actions they can take in respect of their outstanding options.
Awards granted under the LTIP will vest, to the extent that performance conditions are satisfied, on the date the Court sanctions the Scheme. Such awards will not be time pro-rated.
Protherics’ remuneration committee has determined the extent to which performance conditions in respect of LTIP options and awards, save for the Leaver’s Options, have been satisfied on 5 September 2008 using an offer value of 60 pence per Protherics Share. Further to this determination, LTIP options and awards, save for the Leaver’s Options, will become exercisable or vest over an aggregate of 5,069,309 Protherics Shares.
Since the second tranche of options and awards approved under the LTIP in 2008 has yet to be granted, such second tranche shall not be granted but instead:
(i)	a cash payment shall be made by BTG to any LTIP participants, who cease to be employed by the BTG Group following the Acquisition, equal in value to the percentage of their salaries which would otherwise have been used to determine the number of Protherics Shares over which an LTIP option or award would have been granted to those participants under the second tranche, subject to the deduction of appropriate taxes; and
(ii)	BTG shall grant LTIP participants, who become employees of the BTG Group following the Acquisition, an award under the BTG Performance Share Plan, over that number of BTG Shares whose value is equivalent to the percentage of their salaries which would otherwise have been used to determine the number of Protherics Shares over which an LTIP option or award would have been granted to those participants under the second tranche. This award will be granted on the Effective Date, or if such date falls at a time when the grant of an award would be prohibited under the Model Code, or by other statutory or regulatory provision, on the first date on which the prohibition ceases to apply, with reference to the BTG Share price on the grant date.
(f)	The DBS
All subsisting options granted under the DBS are currently exercisable and may be exercised before the earlier of (i) the six month anniversary of the date DBS participants are notified of the Scheme and (ii) the date the Court sanctions the Scheme. Options will lapse to the extent not exercised on the Effective Date. All subsisting deferred awards granted under the DBS will vest on the date the Court sanctions the Scheme. DBS participants will be deemed to have been notified of the Scheme on the date they are sent further details of the actions they can take in respect of their outstanding options.

(g)	The Individual Agreements
(i)	Dr A Heath Agreement
Dr A Heath’s option is currently exercisable and will lapse, if unexercised, at the end of the three month period commencing on the date the Court sanctions the Scheme.
(ii)	A McMillan
A McMillan’s option is not currently exercisable. The exercise price in respect of this option was, on the date the Acquisition was announced, greater than the cash value placed on a Protherics Share under the Acquisition. Accordingly, it is not expected that this option will be exercised. If unexercised, this option will lapse at the end of the six month period beginning on the date A McMillan is notified of the Scheme becoming effective.
(iii)	H Browne
H Browne’s option is currently exercisable and will lapse, if unexercised, at the end of the three month period commencing on the date the Court sanctions the Scheme.
(iv)	C Lents
C Lents’ option is currently exercisable and will lapse, if unexercised, at the end of the three month period commencing on the date the Court sanctions the Scheme.
(h)	The 2008 Sharesave
The 2008 Sharesave was approved by Protherics Shareholders at the Protherics’ Annual General Meeting held on 22 July 2008. To date, no options have been granted under the 2008 Sharesave.
13.	Protherics Convertible Loan Notes and other rights to subscribe for Protherics Shares
By a notice dated 19 September 2008 to the holders of the outstanding Protherics Convertible Loan Notes, Protherics has exercised its right compulsorily to convert the Protherics Convertible Loan Notes into Protherics Shares in accordance with their terms, with the date of conversion to be 23 October 2008 (30 days after notice has been served). The Protherics Shares arising on such conversion will therefore constitute Scheme Shares and will entitle the holders to participate in the Scheme (including the right to vote at the Court Meeting and the EGM).
Similarly, the Scheme will extend to any Protherics Shares that are unconditionally allotted pursuant to the exercise of any other subscription rights in respect of Protherics Shares on or prior to the Reduction Record Time.
As described in paragraphs 6 and 12 above, the proposed amendments to Protherics’ Articles set out in the Notice of EGM contained in Appendix IX (Notice of Extraordinary General Meeting) to this document, will have the effect that any Protherics Shares issued pursuant to the exercise of any other subscription rights in respect of Protherics Shares after the Reduction Record Time will automatically be acquired by BTG on the same terms as the Acquisition. All Protherics Shares issued on the exercise of such subscription rights after the EGM and on or before the Reduction Record Time will be subject to the terms of the Scheme, by notice of the same amendment to the Articles.
As at 15 October 2008 (the latest practicable date prior to the posting of this document), rights to subscribe over a further 405,814 Protherics Shares were outstanding, other than in respect of rights under the Protherics Convertible Loan Notes. These rights were granted in connection with Protherics’ acquisitions of Co Vaccine BV’s novel adjuvant Co Vaccine HT™ in 2006 (337,614 Protherics Shares) and Enact Pharma plc in 2003 (68,200 Protherics Shares). Protherics has agreed with BTG pursuant to the Implementation Agreement that Protherics will use all reasonable endeavours to replace these rights, conditionally upon the Acquisition completing, with rights over a corresponding number of BTG Shares.
14.	Settlement
Subject to the Scheme becoming effective and except with the consent of the Panel, settlement of the consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any liens, charges, equitable interest, encumbrances and other third party rights and interests of any nature whatsoever.

(a)	Scheme Shares held in uncertificated form (that is, in CREST)
Where, on the Effective Date, a Protherics Shareholder holds Scheme Shares within CREST, the New BTG Shares to which such Protherics Shareholder is entitled will be issued to such person in uncertificated form through CREST. BTG shall procure that Euroclear is instructed to credit the appropriate stock account in CREST of such Protherics Shareholder with such Protherics Shareholder’s entitlements to New BTG Shares.
As from the Scheme Record Time, each holding of Protherics Shares credited to any stock account in CREST shall be disabled and all Protherics Shares will be removed from CREST in due course thereafter.
BTG reserves the right to settle all or any part of the entitlement referred to above to all or any Protherics Shareholder(s) who hold(s) Scheme Shares in uncertificated form at the Scheme Record Time in certificated form in the manner referred to in paragraph (b) below if for any reasons it wishes to do so.
(b)	Scheme Shares held in certificated form
Where, on the Effective Date, a Protherics Shareholder holds Scheme Shares in certificated form, the New BTG Shares to which such Protherics Shareholder is entitled will be issued in certificated form. Definitive certificates for New BTG Shares will be despatched by first class post (or by such other method as may be approved by the Panel) to Protherics Shareholders as soon as practicable after the Effective Date and, in any event, no later than 14 days from the Effective Date to the address appearing on the register of members of Protherics (or, in the case of joint holders, at the address of that joint holder whose name stands first in the said register in respect of such joint holding) at the Scheme Record Time.
Temporary documents of title will not be issued pending the despatch by post of new definitive share certificates. On the issue of the definitive share certificates for the New BTG Shares, the certificates for the old Protherics Shares will cease to be of value. Every holder of Protherics Shares will be bound on the request of Protherics to deliver up to Protherics, or to any person appointed by Protherics, the existing share certificate(s) for cancellation. Existing certificates for BTG Shares will continue to be valid.
General
All documents and remittances sent to Protherics Shareholders will be despatched at the risk of the persons entitled thereto. All mandates, instructions and other instruments in force relating to holdings in Scheme Shares will, unless and until amended or revoked, continue in force and be deemed as from the Effective Date to be a valid and effective mandate or instruction to BTG in respect of BTG Shares. If a Protherics Shareholder holds BTG Shares, the mandates, instructions and instruments in force for BTG Shares shall supersede the mandates, instructions and instruments in force for the Scheme Shares.
15.	Taxation
Your attention is drawn to Appendix IV (Taxation) to this document. If you are in any doubt as to your tax position, or you are a resident or subject to taxation in a jurisdiction outside the UK or the US, you should consult your own professional adviser immediately.
16.	Directors, management and employees and the effect of the Scheme on their interests
Information regarding the effect of the Acquisition on the Board, management and employees of Protherics is set out in paragraph 6 of Part 1 (Letter from the Chairman of Protherics PLC) of this document. In addition, details of the interests of the Protherics Directors in the share capital of Protherics are set out in paragraph 4 of Appendix V (Additional Information) to this document. Save as disclosed in this document, the effect of the Scheme on such interests of the Protherics Directors will not differ from its effect on the interests of any other Scheme Shareholder.
17.	Action to be taken
Your attention is drawn to paragraph 10 of Part 1 (Letter from the Chairman of Protherics PLC) of this document which explains the action you should take in relation to the Scheme.
18.	Further information
The terms of the Scheme are set out in full in Part 3 (The Scheme of Arrangement) of this document. Your attention is also drawn to the further information contained in this document which forms part of this

Explanatory Statement and, in particular, Appendix I (Conditions and Certain Further Terms of the Acquisition), Appendix II (Historical Financial Information on the Protherics Group), Appendix III
(Historical Financial Information on the BTG Group) and Appendix V (Additional Information) to this document, as well as the information contained in the BTG Prospectus.
Yours faithfully,
Jefferies International Limited

PART 3
THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT	No. 8832 of 2008
IN THE MATTER OF PROTHERICS PLC
and
IN THE MATTER OF THE COMPANIES ACT 1985 AND THE COMPANIES ACT 2006
SCHEME OF ARRANGEMENT
(Part 26 of the Companies Act 2006)
between
PROTHERICS PLC
and
THE SCHEME SHAREHOLDERS
(as hereinafter defined)
PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

	1985 Act	the Companies Act 1985 (as amended);

	2006 Act	the Companies Act 2006 (as amended);

	BTG	BTG plc, registered in England and Wales (registered number 2670500);

	BTG Group	BTG and its subsidiaries and, where the context requires, each one of them;

	BTG Shares	ordinary shares of 10 pence each in the capital of BTG (including, if the context so requires, the New BTG Shares);

	Business Day	a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business;

	certificated or in certificated form	in relation to a share, not in uncertificated form in CREST;

	Court	the High Court of Justice in England and Wales;

	Court Hearings	the Scheme Court Hearing and the Reduction Court Hearing;

	Court Meeting	the meeting (and any adjournment thereof) of the holders of Scheme Shares convened by the Court under section 896 of the 2006 Act to consider and, if thought fit, approve the Scheme;

	Court Orders	the Reduction Court Order and the Scheme Court Order;

	CREST	the relevant system, as defined in the Regulations (in respect of which Euroclear UK & Ireland Limited is operator as defined in the Regulations);

	Effective Date	the date on which the Scheme becomes effective in accordance with its terms;

Euroclear	Euroclear UK & Ireland Limited, a limited company incorporated in England and Wales with registered number (02878738);

holder	a registered holder including any person entitled by transmission;

New BTG Shares	the BTG Shares proposed to be issued and credited as fully paid to Scheme Shareholders pursuant to the Scheme;

New Protherics Shares	the new Protherics Shares to be issued credited as fully paid in accordance with the Scheme;

Panel	the Panel on Takeovers and Mergers;

Protherics or the Company	Protherics PLC, registered in England and Wales (registered number 2459087);

Protherics Shareholders	holders of Protherics Shares;

Protherics Shares	ordinary shares of two pence each in the capital of Protherics;

Reduction Court Hearing	the hearing at which the Reduction Court Order will be sought;

Reduction Court Order	the order of the Court confirming the Reduction of Capital and the associated re-registration of Protherics as a private limited company;

Reduction of Capital	the proposed reduction of capital under section 135 of the 1985 Act associated with the Scheme;

Reduction Record Time	6.00 p.m. on the last Business Day before the date of the Reduction Court Hearing;

Registrar of Companies	the Registrar of Companies for England and Wales;

Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

Scheme	this scheme of arrangement under part 26 of the 2006 Act to be proposed by Protherics to the Protherics Shareholders with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Protherics and BTG;

Scheme Court Hearing	the hearing at which the Scheme Court Order will be sought;

Scheme Court Order	the order of the Court, granted at the Court Hearing to sanction the Scheme, sanctioning the Scheme under section 899 of the 2006 Act;

Scheme Record Time	6.00 p.m. on the Business Day immediately prior to the Effective Date;

Scheme Shareholders	holders of Scheme Shares;

Scheme Shares	the Protherics Shares:

(i) in issue at the date of this document;

(ii) any issued after the date of this document and before the Voting Record Time; and

(iii) any issued on or after the Voting Record Time but on or before the Reduction Record Time either on terms that the original or subsequent holders thereof shall be bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

	uncertificated or in uncertificated form	in relation to a share, title to which is recorded in the relevant register of the share as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;

	Voting Record Time	6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting; and

	£, Sterling, pence and p	the lawful currency of the United Kingdom.

(B)	References to clauses are to clauses of this Scheme.

(C)	At the date of this Scheme, the authorised share capital of the Company is £9,700,000 divided into 485,000,000 ordinary shares of two pence each, of which, as at 15 October 2008 (the latest practicable date prior to the posting of this document), 342,560,165 have been issued and are credited as fully paid and the remainder are unissued.

(D)	As at the date of this Scheme, BTG does not hold any Protherics Shares.

(E)	As at the date of this Scheme, no member of the BTG Group holds or will hold before the Effective Date any Protherics Shares.

(F)	BTG has agreed to appear by Counsel on the hearing to sanction this Scheme and to submit to be bound by, and to undertake to the Court to be bound by, this Scheme and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME
1. Cancellation of the Scheme Shares
1.1	The Company shall be re-registered as a private limited company pursuant to section 139(3) of the 1985 Act and the Company’s memorandum and articles of association shall be amended accordingly.
1.2	Immediately following the re-registration of the Company as a private limited company in accordance with clause 1.1 of this Scheme having taken effect, the capital of the Company shall be reduced by cancelling and extinguishing all of the Scheme Shares.
1.3	Subject to, and forthwith upon, the said Reduction of Capital taking effect:
(a)	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New Protherics Shares as is equal to the number of Scheme Shares cancelled pursuant to clause 1.2 of this Scheme; and
(b)	the reserve arising in the books of account of the Company as a result of the Reduction of Capital shall be capitalised and applied in paying up in full at par the New Protherics Shares created pursuant to clause 1.3(a) of this Scheme, which shall be allotted and issued credited as fully paid (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) to BTG in consideration for the issue of the New BTG Shares by BTG as set out in clause 2 of this Scheme.
2. Consideration for cancellation of the Scheme Shares
2.1	In consideration for the cancellation of the Scheme Shares and the allotment and issue of the New Protherics Shares, as provided in clauses 1.2 and 1.3 respectively of this Scheme, BTG shall (subject as hereinafter provided) issue credited as fully paid to or for the account of holders of Scheme Shares (as appearing on the register of members of the Company at the Scheme Record Time):

for each Scheme Share	0.291 New BTG Shares
and so in proportion for any other number of Scheme Shares held at the Scheme Record Time. Fractional entitlements to New BTG Shares will be rounded down to the nearest whole number of New BTG Shares.
2.2	The New BTG Shares will be issued credited as fully paid, will rank equally with the existing BTG Shares and will be entitled to all dividends and other distributions declared or paid by BTG by reference to a record date on or after the Effective Date. The New BTG Shares will not carry any right to participate in any other dividends or other distributions declared or paid by BTG by reference to a record date prior to the Effective Date.
2.3	The New BTG Shares to be issued pursuant to clause 2.1 of this Scheme shall be issued free from all liens, charges, equitable interest, encumbrances and other third party rights and interest of any nature whatsoever.
2.4	The provisions of this clause 2 of this Scheme shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, BTG is advised that the allotment and/or issue of New BTG Shares pursuant to this clause would infringe the laws of such jurisdiction or would require BTG to comply with any governmental or other consent or any registration, filing or other formality (including ongoing requirements) with which BTG is unable to comply or compliance with which BTG reasonably regards as unduly onerous, BTG may, in its sole discretion, either:
(a)	determine that such New BTG Shares shall not be allotted and/or issued to such holder under this clause but shall instead be allotted and issued to a nominee for such holder appointed by BTG on terms that the nominee shall, as soon as is practicable following the Effective Date, sell the New BTG Shares so allotted and issued and shall account to such holder for the net proceeds of such sale; or
(b)	determine that such New BTG Shares shall be sold, in which case the New BTG Shares shall be issued to such holder and BTG shall appoint a person to act pursuant to this clause 2.4(b) of this Scheme and such person shall be authorised on behalf of such holder to procure that any shares in respect of which BTG has made such determination shall, as soon as is practicable following the Effective Date, be sold.
Any sale under clause 2.4(a) or clause 2.4(b) of this Scheme shall be carried out as soon as reasonably practicable following the Effective Date (and in any event so as to enable the payment referred to below to be made within 14 days thereof) at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale including any amount in respect of value added tax thereon) shall then (and in any event within 14 days of the Effective Date) be paid to the persons entitled thereto in accordance with their entitlement and the provisions of clause 3 of this Scheme. To give effect to any sale under clause 2.4(a) of this Scheme or clause 2.4(b) of this Scheme, the nominee referred to in clause 2.4(a) of this Scheme and/or the person appointed by BTG in accordance with clause 2.4(b) of this Scheme (as the case may be) shall be authorised as attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, BTG, the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.
3. Settlement
3.1	As soon as practicable after the Effective Date and, in any event, no later than 14 days from the Effective Date, BTG shall despatch, or procure the despatch of, definitive share certificates for the New BTG Shares (and, where appropriate, cheques in respect of any cash consideration due under clause 2.4(a) or clause 2.4(b) of this Scheme) by first class post (or by such other method as may be approved by the Panel) to Scheme Shareholders who hold Scheme Shares in certificated form at the Effective Date. Such certificates (and, where applicable, cheques) will be sent at the risk of the person entitled to them. Fractional entitlements to cash, where applicable, will be rounded down to the nearest whole penny.
3.2	Where, at the Effective Date, Scheme Shareholders hold Scheme Shares in uncertificated form, the New BTG Shares to which such shareholder is entitled will be issued to such person in uncertificated form through CREST. BTG shall procure that Euroclear is instructed to credit the appropriate stock account in CREST of such shareholder with such shareholder’s entitlements to New BTG Shares. As from the Scheme Record Time, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course thereafter. As soon as practicable after the Effective Date, and in any event no later than 14 days from the Effective Date, BTG will, in respect of Scheme Shares held within CREST on the Effective Date, procure the creation of a CREST payment in favour of the appropriate CREST account through which the relevant Scheme Shareholder holds his/her uncertificated Scheme Shares in respect of any cash consideration due to him/her under clause 2.4(a) or clause 2.4(b) of this Scheme. Fractional entitlements to cash, where applicable, will be rounded down to the nearest whole penny. BTG reserves the right to pay all or any part of any cash consideration due to any such holders of uncertificated Scheme Shares under clause 2.4(a) or clause 2.4(b) of this Scheme in the manner referred to in clause 3.1 of this Scheme if, for any reasons outside its reasonable control, it wishes to do so.
3.3.	All deliveries of share certificates (and, where applicable, cheques) required to be made pursuant to this Scheme shall be effected by sending the same by first class post in prepaid envelopes (or by such other method as may be approved by the Panel) addressed to the person entitled thereto at their respective registered addresses as appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, at the registered address of one of the joint holders whose name stands first in the said register in respect of such joint holding on such date) or in accordance with any special instructions regarding communications, and neither BTG nor the Company nor their respective agents shall be responsible for any loss or delay in the transmission of any certificates or cheques sent in accordance with this clause, which shall be sent at the risk of the persons entitled thereto.
3.4	The provisions of this clause 3 of this Scheme shall be subject to any prohibition or condition imposed by law.

4. Certificates and cancellations
With effect from and including the Effective Date:
4.1	all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every holder of Scheme Shares shall be bound at the request of the Company to deliver up the same to the Company or as it may direct;
4.2	Euroclear shall be instructed to cancel the entitlements to Scheme Shares of Protherics Shareholders who hold their Protherics Shares in uncertificated form, that is, in CREST; and
4.3	appropriate entries will be made in the Company’s register of members to reflect the cancellation of the Scheme Shares.
5. Effective Date
5.1	This Scheme shall become effective in accordance with its terms as soon as office copies of the Court Orders shall have been delivered to the Registrar of Companies and, in the case of the Reduction of Capital, shall become effective as soon as the Reduction Court Order has been registered by the Registrar of Companies.
5.2	Unless this Scheme shall become effective on or before 31 March 2009 or such later date (if any) as BTG and Protherics may, with the consent of the Panel, agree and (if required) the Court may allow, this Scheme shall never become effective.
6. Modification
BTG and the Company may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose. Any such modification or addition may require the consent of the Panel.
Dated: 17 October 2008

APPENDIX I
CONDITIONS AND CERTAIN FURTHER TERMS OF THE ACQUISITION
The Acquisition is conditional upon the Scheme becoming unconditional and becoming effective by not later than 31 March 2009, or such later date (if any) as Protherics and BTG may, with the consent of the Panel (if required) agree and the Court may allow.
Part A: Conditions of the Acquisition
1.	The Scheme is conditional upon:

1.1	the approval of the Scheme by a majority in number of Scheme Shareholders (or any relevant class or classes thereof), present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) representing three-fourths or more in value of the Scheme Shares voted by those Scheme Shareholders;

1.2	the resolution(s) required to implement the Scheme and set out in the notice of the EGM being duly passed by the requisite majority at the EGM (or at any adjournment of such meeting); and

1.3	the sanction (with or without modification, any such modification being on terms reasonably acceptable to Protherics and BTG) of the Scheme and the confirmation of the Reduction of Capital by the Court being obtained and office copies of the Court Orders being filed with, and in the case of the Reduction Court Order registered by, the Registrar of Companies.

2.	In addition, subject as stated in Part B below, the Acquisition is conditional upon the following matters, and accordingly the necessary actions to make the Scheme effective will not be taken unless such Conditions have been satisfied (where capable of satisfaction), or waived, prior to the Scheme being sanctioned by the Court in accordance with paragraph 1 above:

2.1	the passing at the BTG EGM (or any adjournment thereof) of such resolution or resolutions as are necessary to approve, implement and effect the Acquisition (as such resolutions are set out in the BTG Circular) including a resolution to increase the authorised share capital of BTG and to authorise the allotment of the New BTG Shares;

2.2	admission to the Official List of the New BTG Shares becoming effective in accordance with the Listing Rules and the admission of the New BTG Shares to trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with its admission and disclosure standards or the UK Listing Authority agreeing to admit the New BTG Shares to the Official List and the London Stock Exchange agreeing to admit the New BTG Shares to trading on its market for listed securities;

2.3	no central bank, government or governmental, quasi-governmental, supranational, statutory or regulatory body, or any court, institution, investigative body, association, trade agency or professional or environmental body or (without prejudice to the generality of the foregoing) any other person or body having statutory or regulatory competence in any jurisdiction (each a “Relevant Authority”) having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation or enquiry or enacted, made or proposed any statute, regulation or order or otherwise taken any other step or done any thing, and there not being outstanding any statute, legislation or order, which would or might reasonably be expected to:
(i)	make the Acquisition or its implementation or the acquisition of shares in, or control of, Protherics by any member of the BTG Group, illegal, void or unenforceable in or under the laws of any jurisdiction or directly or indirectly otherwise, to an extent which is material, restrict, restrain, prohibit, delay, impose additional conditions or obligations with respect to, or otherwise interfere with the implementation of, the Acquisition or the acquisition of any shares in, or control of Protherics by any member of the BTG Group or any matters arising therefrom;

(ii)	require, prevent, delay or affect the divestiture (or alter the terms of any proposed divestiture) by any member of the Wider BTG Group or Wider Protherics Group of all or any portion of their respective businesses, assets or properties or of any Protherics Shares or other securities in Protherics or impose any limitation on the ability of any of them to conduct their respective businesses or own their respective assets or properties or any part thereof, in any such case to an extent which is material in the context of the Wider BTG Group, or the Wider Protherics Group, as the case may be, taken as a whole;
(iii)	impose any material limitation on the ability of any member of the Wider BTG Group to acquire or hold or exercise effectively, directly or indirectly, all rights attaching to all or any of the Protherics Shares (whether acquired pursuant to the Acquisition or otherwise);

(iv)	other than in connection with the Acquisition, require any member of the Wider BTG Group or the Wider Protherics Group to acquire or to offer to acquire any shares or other securities or rights thereover in any member of the Wider Protherics Group owned by any third party, in any such case to an extent which is material in the context of the Wider BTG Group, or the Wider Protherics Group, as the case may be, taken as a whole;

(v)	impose any limitation on the ability of any member of the Wider BTG Group or the Wider Protherics Group to integrate or co-ordinate its business, or any part of it, with the business of any other member of the Wider BTG Group or the Wider Protherics Group in any such case to an extent which is material in the context of the Wider BTG Group or the Wider Protherics Group, as the case may be, taken as a whole; or

(vi)	otherwise adversely affect any or all of the businesses, assets, financial or trading position, prospects or profits of any member of the Wider BTG Group or the Wider Protherics Group or the exercise of any rights attaching to the shares of any company in the Protherics Group, in any such case to an extent which is material in the context of the Wider BTG Group, or the Wider Protherics Group, as the case may be, taken as a whole, and all applicable waiting or other time periods during which such Relevant Authority could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene in respect of the Acquisition, having expired, lapsed or been terminated;

2.4	(i) all authorisations, orders, grants, consents, clearances, licences, permissions and approvals, in any jurisdiction, deemed reasonably necessary or appropriate by BTG in respect of the Acquisition, being obtained in terms and in a form satisfactory to BTG (acting reasonably) from all appropriate Relevant Authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider BTG Group or the Wider Protherics Group has entered into contractual arrangements or which are necessary for Protherics or any member of the Protherics Group to carry on its business; (ii) all such material authorisations, orders, grants, consents, clearances, licences, permissions and approvals remaining in full force and effect and there being no intimation of any intention to revoke, suspend, restrict, modify or not to renew the same and all necessary notifications, applications and filings having been made, all appropriate waiting and other time periods (including extensions thereto) under any applicable legislation and regulations in any jurisdiction having expired, lapsed or been terminated and (iii) all material statutory or regulatory obligations in any jurisdiction in respect of the Acquisition or the proposed acquisition of Protherics by BTG having been complied with;

2.5	appropriate assurances being received, in terms satisfactory to BTG (acting reasonably), from the Relevant Authorities or any party with whom any member of the Wider Protherics Group has any contractual or other relationship that the interests held by any member of the Wider Protherics Group under any material licences, leases, consents, permits and other rights will not be materially and adversely amended or otherwise materially and adversely affected by the Acquisition or the proposed acquisition of Protherics or any matters arising therefrom, that such licences, leases, consents, permits and other rights are in full force and effect and that there is no intention to revoke or amend any of the same;

2.6	save as Disclosed, there being no provision of any agreement, instrument, permit, licence or other arrangement to which any member of the Wider Protherics Group is a party or by or to which it or any of its assets may be bound or subject which, as a consequence of the Acquisition or the proposed acquisition of Protherics or because of a change in the control or management of Protherics or any member of the Protherics Group or otherwise, would or might reasonably be expected to have the result (which, in any such case is material and adverse in the context of the Wider Protherics Group taken as a whole), that:
(a)	any monies borrowed by, or other indebtedness, actual or contingent, of, or grant available to, any member of the Wider Protherics Group becomes or is capable of being declared repayable immediately or earlier than the repayment date stated in such agreement, instrument or other arrangement or the ability of any member of the Wider Protherics Group to borrow monies or incur indebtedness is withdrawn, inhibited or adversely affected or becomes capable of being withdrawn or inhibited;
(b)	any mortgage, charge or other security interest is created over the whole or any material part of the business, property or assets of any member of the Wider Protherics Group or any such security interest (whenever arising) becomes enforceable;

(c)	any such agreement, instrument, permit, licence or other arrangement, or any right, interest, liability or obligation of any member of the Wider Protherics Group therein, is terminated, adversely modified or adversely affected, or any adverse action is taken or onerous obligation or liability arises thereunder;

(d)	the value of any member of the Wider Protherics Group or its financial or trading position is adversely affected;

(e)	any material asset of any member of the Wider Protherics Group is or falls to be disposed of or charged other than in the ordinary course of business;

(f)	the rights, liabilities, obligations or interests or business of any member of the Wider Protherics Group in or with any other person, firm or company (or any arrangement relating to such interest or business) are terminated, adversely modified or adversely affected; or

(g)	any member of the Wider Protherics Group ceases to be able to carry on business under any name under which it currently does so;
2.7	since 31 March 2008 and save as Disclosed, no member of the Protherics Group having:
(a)	issued or agreed to issue or authorised or proposed the issue of additional shares of any class or issued or authorised or proposed the issue of or granted or agreed to grant securities convertible into or rights, warrants or options to subscribe for or acquire such shares or convertible securities or redeemed, purchased or reduced or announced any intention to do so or made any other change to any part of its share capital, save as between Protherics and wholly owned subsidiaries of Protherics and save for the issue of Protherics Shares pursuant to or in connection with rights granted under, or the grant of rights under, Protherics Share Schemes which have been Disclosed;

(b)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus or other distribution other than dividends lawfully paid to other members of the Protherics Group;

(c)	authorised or proposed or announced its intention to propose any merger or demerger or acquisition or disposal or transfer of assets or shares or securities (other than to other members of the Protherics Group) or any material change in its share or loan capital;

(d)	issued or authorised or proposed the issue of any debentures or incurred or increased any indebtedness or contingent liability, in each case of an aggregate amount that is material in the context of the Wider Protherics Group taken as a whole;

(e)	(save for transactions between members of the Protherics Group) disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset or entered into or varied or terminated any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is of a long term or onerous or unusual nature or which involves or might reasonably be expected to involve an obligation of a nature or magnitude which is material or authorised, proposed or announced any intention to do so, where in each such case it is material in the context of the Wider Protherics Group taken as a whole;

(f)	other than pursuant to the Acquisition (and save for transactions between members of the Protherics Group) entered into or varied or proposed to enter into or vary any contract, commitment, arrangement or other transaction which is of a long term or unusual or onerous nature or is otherwise than in the ordinary course of business or announced any intention to do so, that is material in the context of the Wider Protherics Group taken as a whole;

(g)	implemented or authorised any reconstruction, amalgamation or other transaction (other than pursuant to the Acquisition and save for transactions between members of the Protherics Group) which is, in any case, material in the context of the Wider Protherics Group taken as a whole;

(h)	entered into, or varied the terms of, any contract or agreement with any of the directors or senior executives of Protherics;

(i)	taken or proposed any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues or the appointment of any analogous person in any jurisdiction;

(j)	(other than in respect of claims between members of the Protherics Group) waived or compromised or settled any claim other than in the ordinary course of business, which is material in the context of the business of the Wider Protherics Group taken as a whole;

(k)	(other than pursuant to the Acquisition and as envisaged in accordance with the terms of the Scheme) made any amendment to its memorandum or articles of association or other constitutional documents;

(l)	made or agreed or consented to any significant change to the terms of the trust deeds or rules constituting the pension schemes established for its directors, employees or their dependants; or to the benefits which accrue or to the pensions which are payable thereunder or to the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined or the basis upon which the liabilities (including pensions) of such pension schemes are funded or made or agreed or consented to any change to the trustees including the appointment of a trust corporation;

(m)	entered into any contract, commitment, transaction or arrangement which is or may be restrictive in a material way on the business of any member of the Wider Protherics Group;

(n)	been unable or admitted that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(o)	modified in any respect the terms of the Protherics Share Schemes or proposed, agreed to provide, or modified in any respect any other share option scheme or incentive scheme relating to the employment or termination of employment of any person employed by the Wider Protherics Group, in each case to the extent material in the context of the Wider Protherics Group taken as a whole; or

(p)	entered into any contract, commitment or agreement or passed any resolution or made any offer (which remains open) with respect to, or proposed or announced any intention to effect or propose any of the transactions, matters or events referred to in this condition 2.7;
2.8	since 31 March 2008 and save as Disclosed:
(a)	no litigation, arbitration, prosecution or other legal proceedings or investigation by any Relevant Authority having been instituted, announced or threatened or become pending or remained outstanding by or against any member of the Wider Protherics Group or to which any member of the Wider Protherics Group is or may become a party (whether as plaintiff, defendant or otherwise), and no enquiry or investigation by any Relevant Authority or other investigative body having been threatened, announced, implemented or instituted or remaining outstanding by, against or in respect of any member of the Protherics Group which in any such case would have a material adverse effect on the Wider Protherics Group taken as a whole;

(b)	no adverse change having occurred in the business, assets, financial or trading position, profits or prospects of any member of the Wider Protherics Group, which is material in the context of the Wider Protherics Group taken as a whole;

(c)	no contingent or other liability in respect of any member of the Wider Protherics Group having arisen which would or might reasonably be expected materially and adversely to affect any member of the Wider Protherics Group and which in any such case is material in the context of the Wider Protherics Group taken as a whole; and

(d)	no steps having been taken and no omissions having been made which would or would be reasonably likely to result in the withdrawal, cancellation, termination or adverse modification of any licence held by any member of the Wider Protherics Group which is necessary for the proper carrying on of its business and which, in any such case, is material in the context of the Wider Protherics Group taken as a whole; and
2.9	save as Disclosed, BTG not having discovered that:
(a)	any business, financial or other information concerning any member of the Protherics Group that has been Disclosed, either contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and which, in any such case, is material in the context of the Wider Protherics Group taken as a whole;

(b)	any member of the Wider Protherics Group is subject to any liability, actual or contingent, arising other than in the ordinary course of business and which in each such case is material in the context of the Wider Protherics Group taken as a whole;

(c)	any past or present member of the Wider Protherics Group has not complied with all applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or to harm human or animal health or otherwise relating to environmental matters (which non-compliance might reasonably be expected to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Protherics Group) or that there has otherwise been any such disposal, discharge, spillage, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations and wherever the same may have taken place) which in any such case might reasonably be expected to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Protherics Group and which in each such case is material, in the context of the Wider Protherics Group taken as a whole;

(d)	there is or is reasonably likely to be any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of or controlled by any past or present member of the Wider Protherics Group or any controlled waters under any environmental legislation, regulation, notice, circular or order of any Relevant Authority or third party or otherwise in any jurisdiction, in each case to an extent which is material in the context of the Wider Protherics Group taken as a whole;

(e)	circumstances exist (whether as a result of the Acquisition of otherwise) which might reasonably be expected to lead to any Relevant Authority instituting, or any member of the Wider Protherics Group might reasonably be expected to be required to institute, an environmental audit or take any other steps which in any such case might reasonably be expected to result in any actual or contingent liability to improve or install new plant or equipment or make good, repair, reinstate or clean up any land or other asset now or previously owned, occupied or made use of or controlled by any member of the Wider Protherics Group, which in each case, are material in the context of the Wider Protherics Group taken as a whole; or

(f)	circumstances exist whereby a person or class of persons might reasonably be expected to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Protherics Group which in each such case, are material in the context of the Wider Protherics Group taken as a whole.
Part B: Waiver of Conditions and further terms of the Acquisition
3.	BTG reserves the right to waive, in whole or in part, all or any of Conditions 2.3 to 2.9 (inclusive). BTG shall be under no obligation to waive or treat as satisfied any of such Conditions by a date earlier than the date specified above for the satisfaction thereof notwithstanding that the other Conditions of the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such Conditions may not be capable of fulfilment.

4.	If BTG is required by the Panel to make an offer for Protherics Shares under the provisions of Rule 9 of the Code, BTG may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

5.	The Acquisition will lapse and the Scheme will not proceed if the European Commission initiates proceedings under Article 6(1)(c) of the EC Merger Regulation or the Acquisition is referred to the Competition Commission before the date of the Court Meeting.
Part C: Certain further terms of the Acquisition
6.	BTG reserves the right, with the consent of the Panel and the consent (such consent not to be unreasonably withheld or delayed) of Protherics, to elect to implement the Acquisition by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage (being more than 50 per cent.) as BTG may decide) of the shares to which such offer relates and of the voting rights carried by those shares) so far as applicable, as those which would apply to the Scheme.

7.	The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about any applicable requirements.

8.	If the Scheme is effected, the New Protherics Shares to be issued pursuant to the Scheme will be acquired by BTG fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the effective date of the Scheme. Under the terms of the Acquisition, each Protherics Shareholder will forego all rights to any future dividend or undeclared dividends or other returns of capital of Protherics.
This document and any rights or liabilities arising hereunder, together with the Acquisition and the Scheme, will be governed by English law and will be subject to the jurisdiction of the English courts. The rules and regulations of the FSA and the rules contained in the Code, so far as they are appropriate, will apply to the Acquisition.

APPENDIX II
HISTORICAL FINANCIAL INFORMATION ON THE PROTHERICS GROUP
This document incorporates by reference certain sections of the annual report and accounts of Protherics for the three financial periods ended 31 March 2006, 31 March 2007 and 31 March 2008 respectively. These sections are:
(a)	The auditors’ report relating to the consolidated statements of Protherics for the year to 31 March 2006 (the “Protherics 2006 Financial Statements”) is on page 98 of the 2006 annual report and accounts of Protherics (the “Protherics 2006 Annual Report”). The consolidated income statement in the Protherics 2006 Financial Statements is on page 49 of the Protherics 2006 Annual Report. The consolidated balance sheet in the Protherics 2006 Financial Statements is on page 50 of the Protherics 2006 Annual Report. The consolidated cash flow statement in the Protherics 2006 Financial Statements is on page 51 of the Protherics 2006 Annual Report. The accounting policies relevant to the Protherics 2006 Financial Statements are on pages 52 to 58 of the Protherics 2006 Annual Report. The critical accounting judgements relevant to the Protherics 2006 Financial Statements are on page 58 of the Protherics 2006 Annual Report. The notes to the Protherics 2006 Financial Statements are on pages 52 to 97 of the Protherics 2006 Annual Report.

(b)	The auditors’ report relating to the consolidated statements of Protherics for the year to 31 March 2007 (the “Protherics 2007 Financial Statements”) is on page 41 of the 2007 annual report and accounts of Protherics (the “Protherics 2007 Annual Report”). The consolidated income statement in the Protherics 2007 Financial Statements is on page 42 of the Protherics 2007 Annual Report. The consolidated balance sheet in the Protherics 2007 Financial Statements is on page 43 of the Protherics 2007 Annual Report. The consolidated cash flow statement in the Protherics 2007 Financial Statements is on page 44 of the Protherics 2007 Annual Report. The accounting policies relevant to the Protherics 2007 Financial Statements are on pages 45 to 49 of the Protherics 2007 Annual Report. The critical accounting judgements relevant to the Protherics 2007 Financial Statements are on page 49 of the Protherics 2007 Annual Report. The notes to the Protherics 2007 Financial Statements are on pages 45 to 71 of the Protherics 2007 Annual Report.

(c)	The auditors’ report relating to the consolidated statements of Protherics for the year to 31 March 2008 (the “Protherics 2008 Financial Statements”) is on page 53 of the 2008 annual report and accounts of Protherics (the “Protherics 2008 Annual Report”). The consolidated income statement in the Protherics 2008 Financial Statements is on page 54 of the Protherics 2008 Annual Report. The consolidated balance sheet in the Protherics 2008 Financial Statements is on page 55 of the Protherics 2008 Annual Report. The consolidated cash flow statement in the Protherics 2008 Financial Statements is on page 56 of the Protherics 2008 Annual Report. The accounting policies relevant to the Protherics 2008 Financial Statements are on pages 58 to 64 of the Protherics 2008 Annual Report. The critical accounting judgements and key sources of estimation uncertainty relevant to the Protherics 2008 Financial Statements are on page 64 of the Protherics 2008 Annual Report. The notes to the Protherics 2008 Financial Statements are on pages 57 to 97 of the Protherics 2008 Annual Report.
The Protherics 2006 Financial Statements, Protherics 2007 Financial Statements and Protherics 2008 Financial Statements are set out in Part 7 (Historical Financial Information on Protherics for the years ended 31 March 2008, 31 March 2007 and 31 March 2006) of the BTG Prospectus.
Copies of these accounts and reports can also be found on Protherics’ website (in “read only” format) at http://www.protherics.com/Financials/calendar_and_reports.aspx from where copies can be printed, read and retained.
Scheme Shareholders (and any other person to whom this document is sent) may also request hard copies of these documents, free of charge, by writing to Capita Registrars at Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA or by telephoning Capita Registrars on 0871 664 0300 (calls cost 10p per minute plus network extras) from within the United Kingdom, or, from outside the United Kingdom, on +44 (0)20 8639 3399. Please note that calls to these numbers may be monitored or recorded, and no advice on the Acquisition can be given, nor will any legal, tax or financial advice be given. Hard copies of these documents will not be sent unless specifically requested.

APPENDIX III
HISTORICAL FINANCIAL INFORMATION ON THE BTG GROUP
This document incorporates by reference certain sections of the annual report and accounts of BTG for the three financial periods ended 31 March 2006, 31 March 2007 and 31 March 2008 respectively. These sections are:
(a)	The auditors’ report relating to the consolidated statements of BTG for the year to 31 March 2006 (the “BTG 2006 Financial Statements”) is on page 39 of the 2006 annual report and accounts of BTG (the “BTG 2006 Annual Report”). The consolidated profit and loss account in the BTG 2006 Financial Statements is on page 40 of the BTG 2006 Annual Report. The consolidated balance sheet in the BTG 2006 Financial Statements is on page 41 of the BTG 2006 Annual Report. The consolidated cash flow statement in the BTG 2006 Financial Statements is on page 42 of the BTG 2006 Annual Report. The accounting policies relevant to the BTG 2006 Financial Statements are on pages 44 to 49 of the BTG 2006 Annual Report. The notes to the BTG 2006 Financial Statements are on pages 44 to 74 of the BTG 2006 Annual Report. The reconciliation of movements in shareholders’ funds in the BTG 2006 Financial Statements is on page 59 of the BTG 2006 Annual Report.

(b)	The auditors’ report relating to the consolidated statements of BTG for the year to 31 March 2007 (the “BTG 2007 Financial Statements”) is on pages 44 and 45 of the 2007 annual report and accounts of BTG (the “BTG 2007 Annual Report”). The consolidated income statement in the BTG 2007 Financial Statements is on page 46 of the BTG 2007 Annual Report. The consolidated balance sheet in the BTG 2007 Financial Statements is on page 47 of the BTG 2007 Annual Report. The consolidated cash flow statement in the BTG 2007 Financial Statements is on page 48 of the BTG 2007 Annual Report. The accounting policies relevant to the BTG 2007 Financial Statements are on pages 50 to 54 of the BTG 2007 Annual Report. The critical accounting estimates and judgements relevant to the BTG 2007 Financial Statements are on page 78 of the BTG 2007 Annual Report. The notes to the BTG 2007 Financial Statements are on pages 50 to 79 of the BTG 2007 Annual Report. The reconciliation of movements in shareholders’ funds in the BTG 2007 Financial Statements is on page 65 of the BTG 2007 Annual Report.

(c)	The auditors’ report relating to the consolidated statements of BTG for the year to 31 March 2008 (the “BTG 2008 Financial Statements”) is on page 46 of the 2008 annual report and accounts of BTG (the “BTG 2008 Annual Report”). The consolidated income statement in the BTG 2008 Financial Statements is on page 48 of the BTG 2008 Annual Report. The consolidated balance sheet in the BTG 2008 Financial Statements is on page 49 of the BTG 2008 Annual Report. The consolidated cash flow statement in the BTG 2008 Financial Statements is on page 50 of the BTG 2008 Annual Report. The accounting policies relevant to the BTG 2008 Financial Statements are on pages 52 to 57 of the BTG 2008 Annual Report. The critical accounting estimates and judgements relevant to the BTG 2008 Financial Statements are on page 83 of the BTG 2008 Annual Report. The notes to the BTG 2008 Financial Statements are on pages 52 to 83 of the BTG 2008 Annual Report. The reconciliation of movements in shareholders’ funds in the BTG 2008 Financial Statements is on page 68 of the BTG 2008 Annual Report.
The BTG 2006 Financial Statements, BTG 2007 Financial Statements and BTG 2008 Financial Statements are set out in Part 6 (Historical Financial Information on BTG for the years ended 31 March 2008, 31 March 2007 and 31 March 2006) of the BTG Prospectus.
Copies of these accounts and reports can also be found on BTG’s website (in “read only” format) at http://www.btgplc.com/Investors/206/FinancialReports.html from where copies can be printed, read and retained.
Scheme Shareholders (and any other person to whom this document is sent) may also request hard copies of these documents, free of charge, by writing to Capita Registrars at Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA or by telephoning Capita Registrars on 0871 664 0300 (calls cost 10p per minute plus network extras) from within the United Kingdom, or, from outside the United Kingdom, on +44 (0)20 8639 3399. Please note that calls to these numbers may be monitored or recorded, and no advice on the Acquisition can be given, nor will any legal, tax or financial advice be given. Hard copies of these documents will not be sent unless specifically requested.

APPENDIX IV
TAXATION
UK TAXATION
The comments set out below summarise certain limited aspects of the UK taxation consequences of the Scheme becoming effective. This summary is based on current law and on what is understood to be current HM Revenue & Customs’ practice, both of which are subject to change, possibly with retrospective effect.
This is intended as a general guide only and applies to Scheme Shareholders resident (or, if individuals, ordinarily resident) for tax purposes in the UK who hold their Scheme Shares as an investment (and not as employment-related securities or securities to be realised in the course of a trade) and who are the absolute beneficial owners thereof. The comments below may not apply to certain classes of persons such as principal traders, brokers, dealers, intermediaries and persons connected with depositary arrangements or clearance services, insurance companies, collective investment schemes, persons holding Scheme Shares in a Personal Equity Plan or Individual Savings Account, or trustees and, for stamp duty and stamp duty reserve tax (“SDRT”) purposes, Scheme Shareholders who hold or will hold their Scheme Shares or New BTG Shares through a depositary or clearance service. Persons who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the UK, should consult their own professional advisers immediately.
The comments below do not address the UK tax consequences for a UK resident (or, if individuals, ordinary resident) shareholder with a registered address outside the UK to whom clause 2.4 of Part 3 (The Scheme of Arrangement) of this document (BTG’s discretion in relation to shareholders registered overseas) may apply.
Scheme Shareholders are referred to Part 9 of the BTG Prospectus in respect of certain UK tax consequences of acquiring, owning and disposing of New BTG Shares.
(a)	Taxation of chargeable gains
Liability to UK taxation on chargeable gains will depend on the individual circumstances of each Scheme Shareholder.
The issue of New BTG Shares to Scheme Shareholders under the terms of the Scheme should constitute a scheme of reconstruction for the purposes of section 136 of the UK Taxation of Chargeable Gains Act 1992 (“TCGA 1992”), such that the issue of New BTG Shares should be treated as a reorganisation of the share capital of Protherics for the purposes of the taxation of chargeable gains. Accordingly, the Scheme should not give rise to a disposal for the purposes of the taxation of chargeable gains. Accordingly, any gain or loss which would otherwise have arisen for Scheme Shareholders on a disposal of their Scheme Shares should be “rolled over” into the New BTG Shares and the New BTG Shares should be treated as the same asset as the Scheme Shares, acquired at the same time and for the same consideration as such Scheme Shares.
The above treatment is afforded to Scheme Shareholders who do not (either alone or together with persons connected with them) hold more than 5 per cent. of any class of Scheme Shares. For those Scheme Shareholders holding more than 5 per cent. of any class of Scheme Shares, the above treatment will only be afforded to the extent that the scheme of reconstruction is being effected for bona fide commercial purposes and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. If not, such persons will be treated as disposing of their Scheme Shares, which depending on individual circumstances, could give rise to a chargeable gain or allowable loss. The Company intends to submit an application under section 138 TCGA 1992 for confirmation from HM Revenue & Customs that they are satisfied that the Scheme is being effected for bona fide commercial purposes, such that shareholders holding more than 5 per cent. of any class of Scheme Shares should not be treated as making a disposal of their Scheme Shares under the Scheme.
(b)	Stamp Duty and SDRT
No stamp duty or SDRT should be payable by the Scheme Shareholders as a result of the Scheme becoming effective.

(c)	Protherics Share Schemes
Special tax provisions may apply to Scheme Shareholders who have acquired or acquire their Scheme Shares under the Protherics Share Schemes, including provisions imposing a charge to income tax and National Insurance contributions. The UK tax treatment of such Scheme Shareholders will be summarised in separate communications that are being sent to such Scheme Shareholders in accordance with paragraph 12 of Part 2 (Explanatory Statement) of this document, but persons who are in any doubt as to their taxation position should consult an independent financial adviser immediately.
US TAXATION
TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE US INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY INFORMED THAT (A) THE FOLLOWING DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING US FEDERAL TAX PENALTIES, (B) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (C) ANY TAXPAYER TO WHOM THE TRANSACTIONS OR MATTERS ARE BEING PROMOTED, MARKETED OR RECOMMENDED SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
The following is a general description of certain US federal income tax consequences of the Scheme that are generally applicable to US holders (as defined below) of Scheme Shares or Protherics ADSs. This description is for general information purposes only and is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, (the “IRS Code”) Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof) and the current United States-United Kingdom income tax treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The following summary is directed only to US holders who hold their Scheme Shares or Protherics ADSs as “capital assets” within the meaning of Section 1221 of the IRS Code.
For purposes of this discussion, a “US holder” is any beneficial owner of Scheme Shares or Protherics ADSs that is, for US federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes), created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
This discussion does not address the tax consequences to a US holder (i) that is a resident in, or in the case of individuals, ordinarily resident in the United Kingdom for UK tax purposes, (ii) where the holding of Scheme Shares, Protherics ADSs or New BTG Shares is effectively connected with the conduct of a trade or business in the United Kingdom, and, if the United States-United Kingdom income tax treaty applies, is attributable to a United Kingdom permanent establishment of the US holder, or (iii) that owns or controls, directly or indirectly (including by attribution from or through related parties), at least ten per cent. of the voting stock of Protherics or BTG.
The tax treatment of a US holder of Scheme Shares or Protherics ADSs may vary depending upon his or her particular situation. The discussion below does not address the tax treatment of US holders subject to special treatment under the US federal income tax law (including, but not limited to, US expatriates, insurance companies, tax-exempt organisations, financial institutions, mutual funds, securities broker-dealers, persons who have elected to use the mark-to-market method of accounting with respect to their securities holdings, persons subject to the alternative minimum tax, persons that have a “functional currency” other than the US dollar, holders who hold their Scheme Shares or Protherics ADSs as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of Scheme Shares or Protherics ADSs and one or more other investments, and persons who received his or her Scheme Shares or Protherics ADSs through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). Further, this discussion does not consider the tax treatment of US holders who are partnerships or who hold Scheme Shares or Protherics ADSs through a partnership or other pass-through entity.
This summary does not address any additional US federal income tax considerations applicable to US holders that will own 5 per cent. or more (directly, indirectly, or by attribution) by voting power or value of

BTG immediately after the Scheme becomes effective. Any such US holders are urged to consult their own tax advisors concerning additional applicable US federal, state and local income tax consequences of and filing requirements connected with the exchange of Scheme Shares or Protherics ADSs for New BTG Shares at the time the Scheme becomes effective.
The discussion below does not address the effect of any US state, local, estate or gift tax law or the tax laws of any other jurisdiction on a US holder of Scheme Shares or Protherics ADSs. This summary is not intended to be, nor should it be construed to be, legal or tax advice. Neither Protherics nor BTG has obtained, nor do they intend to obtain, a ruling from the US Internal Revenue Service (“IRS”) with respect to the tax consequences of the Scheme. Therefore, this discussion is not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not take a contrary view. US HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE SCHEME IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF US FEDERAL (INCLUDING US ESTATE), STATE, LOCAL, FOREIGN, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.
US federal income tax consequences of the Scheme to US holders of Scheme Shares and Protherics ADSs
Although not free from doubt, for purposes of US federal income tax law, a US holder of Protherics ADSs should be treated as the owner of the underlying shares represented by such Protherics ADSs and the following discussion assumes such treatment.
For US federal income tax purposes, Protherics and BTG intend to treat the Scheme as a reorganisation within the meaning of Section 368(a) of the IRS Code. If treated as a reorganisation within the meaning of Section 368(a) of the IRS Code, the material US federal income tax consequences to a US holder that will generally result from the Scheme should be as follows:
•	No gain or loss should be recognised by a US holder of Scheme Shares or Protherics ADSs as a result of the receipt of New BTG Shares solely in exchange for Scheme Shares or Protherics ADSs pursuant to the Scheme.

•	The aggregate tax basis of the New BTG Shares received by a US holder pursuant to the Scheme should be the same as the aggregate tax basis of the Scheme Shares or Protherics ADSs surrendered in exchange therefor.

•	The holding period of the New BTG Shares received by a US holder pursuant to the Scheme should include the holding period of the Scheme Shares or Protherics ADSs surrendered in exchange therefor.
While Protherics expects that the Scheme should be treated as a reorganisation within the meaning of Section 368(a) of the IRS Code, no assurance can be provided that the IRS or the courts will agree with this conclusion or the tax consequences described above. If the Scheme did not qualify as a reorganisation within the meaning of Section 368(a) of the IRS Code, it will be treated for US federal income tax purposes as a taxable exchange by US holders of their Scheme Shares or Protherics ADSs (as the case may be) for the New BTG Shares. Under such treatment, US holders of Scheme Shares or Protherics ADSs would generally be required to recognise gain or loss with respect to the Scheme Shares or Protherics ADSs surrendered in the Scheme equal to the difference between such US holder’s adjusted tax basis (determined in US dollars) in the surrendered Scheme Shares or Protherics ADSs and the fair market value (determined in US dollars), as of the effective time of the Scheme, of the New BTG Shares received in the Scheme.
US federal income tax consequences to US holders of Protherics ADSs of sale of New BTG Shares by the Depositary
As described in paragraph 10 of Part 2 (Explanatory Statement) of this document, following the Depositary’s receipt of the New BTG Shares on behalf of holders of Protherics ADSs, the Depositary will sell the New BTG Shares on the London Stock Exchange and credit the accounts of the holders of Protherics ADSs with the proceeds of such sales, less any fees. Consequently, such US holders should generally recognise gain or loss for US federal income tax purposes equal to the difference between the US dollar amount of cash received and the US holder’s adjusted tax basis (determined in US dollars) in their New BTG Shares sold by the Depositary. Such gain or loss will be a capital gain or loss, provided that such New BTG Shares were held as capital assets by the US holder, and generally will be US source income or loss. Such capital gain or loss will be a long-term capital gain or loss to the extent that the US holder has a holding period (including, if applicable, any carryover period from the Protherics ADSs) in such New BTG Shares of more than one year. The IRS Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.
Passive Foreign Investment Company Status
Protherics does not believe that it has been a passive foreign investment company (“PFIC”) for US federal income tax purposes nor does it believe that it is a PFIC for the current year. The discussion above assumes that Protherics has not been and currently is not a PFIC. A non-US corporation is classified as a PFIC for US federal income tax purposes for each taxable year in which (a) 75 per cent. or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50 per cent. or more (by value) of its gross assets either produce or are held for the production of passive income.
If Protherics were treated as a PFIC for any taxable year in which a US holder held the Scheme Shares or Protherics ADSs, certain adverse consequences could apply. US holders should consult their tax advisors as to the potential application of the PFIC rules to their situation.
Backup withholding and information reporting
A US holder may be subject, under certain circumstances, to backup withholding with respect to the amount of cash, if any, received, unless the US holder provides proof of an applicable exemption satisfactory or furnishes its correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not additional tax. Any such withholding may be refunded or credited against the US holder’s US federal income tax liability, so long as the required information is furnished to the IRS.
A US holder who receives New BTG Shares as a result of the Scheme will be required to retain records pertaining to the Scheme and will be required to file with its US federal income tax return for the year in which the Scheme takes place a statement setting forth certain facts relating to the Scheme.
Protherics Share Schemes
Special tax provisions may apply to Scheme Shareholders who have acquired or acquire their Scheme Shares under the Protherics Share Schemes, including provisions imposing a charge to income tax and social security contributions. The US tax treatment of such Scheme Shareholders will be summarised in separate communications that are being sent to such Scheme Shareholders in accordance with paragraph 12 of Part 2 (Explanatory Statement) of this document, but persons who are in any doubt as to their taxation position should consult an independent financial adviser immediately.
IF YOU ARE IN ANY DOUBT AS TO YOUR TAX POSITION OR YOU ARE RESIDENT IN OR SUBJECT TO TAXATION IN A JURISDICTION OUTSIDE THE UK OR THE US, YOU SHOULD CONSULT YOUR INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.

APPENDIX V
ADDITIONAL INFORMATION
1.	Responsibility statements

(a)	The Protherics Directors, whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this document other than information for which responsibility is taken by others pursuant to paragraph 1(b) or 1(c) below. To the best of the knowledge and belief of the Protherics Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	The Independent Directors each accept responsibility for any opinion attributed to the Independent Directors and contained in this document, including the recommendation as contained in paragraph 3 of the letter from the Chairman of Protherics in Part 1 (Letter from the Chairman of Protherics PLC) of this document. To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of any such information.

(c)	The BTG Directors, whose names are set out in paragraph 2(b) below, each accept responsibility for the information contained in this document relating to BTG, the BTG Group, the BTG Directors (and, in each case, their close relatives and related trusts). To the best of the knowledge and belief of the BTG Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors and executive officers

(a)	The Protherics Directors are as follows:

Stuart Wallis (Non-executive Chairman)
Dr Andrew Heath (Chief Executive Officer)
Rolf Soderstrom (Finance Director)
James Christie (Operations Director)
Saul Komisar (President Protherics Inc.)
Dr John Brown (Non-executive Director)
Jacques Gonella (Non-executive Director)
Bryan Morton (Non-executive Director)
Garry Watts (Non-executive Director)

of whom all except Dr John Brown are the Independent Directors.

The registered office of Protherics is The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QX and the business address of each of the Protherics Directors is 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA.

(b)	The BTG Directors are as follows:

Dr John Brown (Chairman)
Dr Louise Makin (Chief Executive Officer)
Christine Soden (Chief Financial Officer)
Colin Blakemore (Non-executive Director)
Peter Chambré (Non-executive Director)
William Jenkins (Non-executive Director)
Giles Kerr (Non-executive Director)

The registered office of BTG, and the business address of each of the BTG Directors, is 10 Fleet Place, Limeburner Lane, London EC4M 7SB.

3.	Market quotations

Set out below are the Closing Prices for Protherics Shares and BTG Shares respectively on the first Business Day in each of the six months immediately before the date of this document, on 12 August 2008 (the last Business Day prior to the commencement of the Offer Period), and on 15 October 2008 (the latest practicable date prior to the posting of this document):

	Protherics Share	BTG Share
Date	price (pence)	price (pence)
15 October 2008	34.75	129.00
1 October 2008	40.50	143.75
1 September 2008	47.25	241.00
12 August 2008	31.25	226.00
1 August 2008	29.25	204.25
1 July 2008	31.00	179.00
2 June 2008	41.00	116.25
1 May 2008	48.75	117.75
4.	Disclosure of interests and dealings in shares

(a)	For the purposes of this Appendix V, reference to:
(i)	“acting in concert” is to such term as defined in the City Code;

(ii)	an “arrangement” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities of Protherics or (as the case may be) BTG which may be an inducement to deal or refrain from dealing;

(iii)	an “associate” is to:
(a)	subsidiaries and associated companies of Protherics or (as the case may be) BTG and companies of which any such subsidiaries or associated companies are associated companies (“relevant associates”). For this purpose, ownership or control of 20 per cent. or more of equity share capital of a company is regarded as the test of associated company status;

(b)	connected advisers to Protherics or (as the case may be) BTG and persons controlling, controlled by or under the same control as any such connected advisers;

(c)	the directors of Protherics or (as the case may be) BTG or any relevant associate (together in each case with their close relatives and related trusts);

(d)	the pension funds of Protherics or (as the case may be) BTG or any relevant associate;

(e)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(f)	an employee benefit trust of Protherics or (as the case may be) BTG or any relevant company; and

(g)	a company having a material trading arrangement with Protherics or (as the case may be) BTG;
(iv)	a “bank” does not mean a bank whose sole relationship with Protherics or a company covered in (iii)(a) above is the provision of normal commercial banking services or such activities in connection with the Acquisition as handling acceptances and other registration work;

(v)	a “connected adviser” means, in relation to any person, the organisation which is advising that person in relation to the Acquisition including, but not limited to, banks, financial and other professional advisers (including stockbrokers) and, if that person is Protherics or BTG, the corporate broker to that person (other than any corporate broker which is unable to act in connection with the Acquisition because of a conflict of interest);

(vi)	a “connected person” has the meaning given in section 252 of the 2006 Act;

(vii)	“control” means an interest, or interests, in shares carrying in aggregate 30 per cent. or more of the voting rights of a company, irrespective of whether such interest or interests give de facto control;

(viii)	“dealing” or “dealt” includes the following:
(a)	the acquisition or disposal of securities, of the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to the securities, or of general control of securities;

(b)	the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any securities;

(c)	subscribing or agreeing to subscribe for securities;

(d)	the exercise or conversion, whether in respect of new or existing securities, of any securities carrying conversion or subscription rights;

(e)	the acquisition of, or disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to securities;

(f)	entering into, terminating or varying the terms of any agreement to purchase or sell securities; and

(g)	any other action resulting, or which may result, in an increase or decrease in the number of securities in which a person is interested or in respect of which he has a short position;
(ix)	“derivative” includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security;

(x)	“disclosure period” means the period commencing on 12 August 2007 (being the date 12 months prior to the commencement of the Offer Period) and ending on 15 October 2008 (the latest practicable date prior to the posting of this document);

(xi)	“exempt principal trader” or “exempt fund manager” is to such term as defined in the City Code;

(xii)	a person has an “interest” or is treated as “interested” in securities if he has long economic exposure, whether absolute or conditional, to changes in the price of those securities (and a person who only has a short position in securities is not treated as interested in those securities). In particular, a person is treated as “interested” in securities if:
(a)	he owns them;

(b)	he has a right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them;

(c)	by virtue of any agreement to purchase, option or derivative, he:
(i)	has the right or option to acquire them or call for their delivery; or

(ii)	is under an obligation to take delivery of them,
whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or
(d)	he is a party to any derivative:
(i)	whose value is determined by reference to their price; and

(ii)	which results, or may result, in his having a long position in them;
(xiii)	“offer period” means the period commencing on 13 August 2008 and ending on 15 October 2008 (the latest practicable date prior to the posting of this document);

(xiv)	a “pension fund” of BTG or (as the case may be) Protherics or of a company which is a relevant associate does not include any such pension funds which are managed under an agreement or arrangement with an independent third party in the terms set out in Note 7 on the definition of “acting in concert” in the City Code;

(xv)	“relevant securities of BTG” include BTG Shares and securities convertible into or exchangeable for, rights to subscribe for or options in respect of, and derivatives referenced to, BTG Shares;

(xvi)	“relevant securities of Protherics” include Protherics Shares and securities convertible into or exchangeable for, rights to subscribe for or options in respect of, and derivatives referenced to, Protherics Shares; and

(xvii)	“short position” means any short position (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery.
Shareholdings and Dealings in BTG Shares
(b)	Interests in BTG Shares
(i)	As at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document), Protherics held no interests or short positions in BTG Shares.

(ii)	As at the last day of the disclosure period, none of the Protherics Directors, their immediate families nor connected persons held any interests or short positions in BTG Shares.

(iii)	As at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document), the interests of the BTG Directors and members of their respective immediate families, related trusts and connected persons in BTG Shares were as follows:

	Number of	% of issued
Name	BTG Shares	share capital
Peter Chambré	3,000	0.002
Dr Louise Makin	58,337	0.039
Christine Soden	23,432	0.015

Total	84,769	0.056

By virtue of being potential beneficiaries of the BTG Employee Share Trust, Dr. Louise Makin and Christine Soden have an interest in 650,724 existing BTG Shares held on behalf of all BTG employees by the trustee of the BTG Employee Share Trust, none of which have been allocated under the BTG Share Option Scheme.

(iv)	As at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document), the following options in respect of BTG Shares had been granted to certain BTG Directors and remain outstanding under the BTG Share Option Schemes:

		Number of		Exercise
		Existing		price per
		BTG Shares		BTG Share	Exercisable within	Exercisable within
Name	BTG Share Scheme	under option	Date of grant	(pence)	seven years from	six months from
Dr Louise Makin	BTG SOP	75,000	11 November 2004	92.00	11 November 2007	—
	BTG SOP	236,270	22 August 2006	143.50	22 August 2009	—
	BTG Sharesave Scheme	3,467	26 July 2006	107.87	—	1 September 2009
	BTG Sharesave Scheme	4,032	30 July 2007	93.74	—	1 September 2010
	BTG Sharesave Scheme	1,455	15 July 2008	129.20	1 September 2011	—

Christine Soden	BTG SOP	144,250	22 August 2006	143.50	22 Aug 2009	—
	BTG Sharesave Scheme	3,467	26 July 2006	107.87	—	1 September 2009
	BTG Sharesave Scheme	4,032	30 July 2007	93.74	—	1 September 2010
	BTG Sharesave Scheme	1,455	15 July 2008	129.20	—	1 September 2011

The following awards over existing BTG Shares have been made to the following BTG Directors under the BTG Performance Share Plan and the BTG Deferred Share Bonus Plan. In relation to the awards made under the BTG Performance Share Plan these are purchased with 50 per cent. of the relevant BTG Director’s bonuses at the time of award and are held for three years by the BTG Employee Share Trust. At the end of the three year period they are released to the relevant BTG Director as long as they are still employed by the BTG Group and they are pro rated if the BTG Director leaves early. In relation to the awards made under the BTG Performance Share Plan, these are awards made at nil cost to the relevant BTG Director and vest on the date shown below assuming performance conditions are achieved. If the performance conditions are not achieved the awards will lapse.

		No. of Existing
		BTG Shares
		awarded as of	Vesting Date of
Director	Date of Grant	15 October 2008	Award	BTG Share Scheme
Dr Louise Makin	23 August 2006	152,323	23 August 2009	BTG Performance Share Plan
	15 June 2007	285,975	15 June 2010	BTG Performance Share Plan
	28 May 2008	316,824	28 May 2011	BTG Performance Share Plan
	15 June 2007	98,991	15 June 2010	BTG Deferred Share Bonus Plan
	28 May 2008	85,185	28 May 2011	BTG Deferred Share Bonus Plan

Christine Soden	23 August 2006	92,998	23 August 2009	BTG Performance Share Plan
	15 June 2007	174,598	15 June 2010	BTG Performance Share Plan
	28 May 2008	193,180	28 May 2011	BTG Performance Share Plan
	15 June 2007	63,795	15 June 2010	BTG Deferred Share Bonus Plan
	28 May 2008	52,008	28 May 2011	BTG Deferred Share Bonus Plan
(c)	Dealings in BTG Shares
(i)	During the offer period, there have been no dealings for value by Protherics in BTG Shares.

(ii)	During the offer period, there have been no dealings for value in BTG Shares in which the Protherics Directors, their immediate families or connected persons were interested.

(iii)	During the disclosure period, the dealings for value in BTG Shares by the BTG Directors and members of their respective immediate families, related trusts or connected persons were as follows:

				Price per
			Number of	BTG Share
Name	Date of Dealing	Nature of Dealing	BTG Shares	(pence)
Dr Louise Makin	12 November 2007	Release of nil cost conditional share award (50,000 BTG Shares before some sold to pay taxes)	28,987	nil
	22 September 2008	Exercise of Sharesave options	1,432	132.37

Christine Soden	22 September 2008	Exercise of Sharesave options	1,432	132.37
Interests and Dealings in Protherics Shares

(d)	Interests in Protherics Shares
(i)	As at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document), BTG held no interests or short positions in Protherics Shares.

(ii)	As at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document), none of the BTG Directors, their immediate families nor connected persons (within the meaning of section 252 of the 2006 Act) held any short positions in Protherics Shares.

(iii)	As at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document), the interests of the BTG Directors and members of their respective immediate families, related trusts and connected persons, all of which are beneficial, in Protherics Shares were as follows:

	Number of	% of issued
Name	Protherics Shares	share capital
Dr John Brown	22,500	0.007

Total	22,500	0.007

(iv)	As at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document), the interests of the Protherics Directors and members of their respective immediate families, related trusts and connected persons, all of which are beneficial, in Protherics Shares and Protherics Convertible Loan Notes were as follows:

			Number of
			Protherics Shares
			issuable on
	Protherics Shares		conversion of
		% of issued	Protherics
	Number of	share	Convertible
Name	shares	capital(1)	Loan Notes
Dr John Brown	22,500	0.007	—
James Christie	31,885	0.009	—
Jacques Gonella	9,162,017	2.675	—
Dr Andrew Heath	419,810	0.123	96,968
Saul Komisar	67,153	0.020	—
Bryan Morton	—	—	—
Rolf Soderstrom	20,000	0.006	—
Stuart Wallis	566,689	0.165	242,424
Garry Watts	90,000	0.026	—

Total	10,380,054	3.030	339,392

(v)	As at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document), awards and/or options over the following number of Protherics Shares had been granted to Protherics Directors and remain outstanding:

		Number of		Exercise Price
		Protherics Shares		per Protherics
	Protherics Share	under option/	Date of	Share	Exercise period/
Name	Scheme	award	grant	(pence)	vesting date
James Christie	Unapproved Scheme	250,000	22/12/99	39.00	22/12/02-22/12/09
		80,000	22/02/01	43.50	22/02/04-21/02/11
		250,000	16/01/02	39.50	16/01/05-16/01/12
		100,000	20/06/03	23.25	20/06/06-20/06/13
		122,610	01/03/04	58.50	01/03/07-01/03/14

	LTIP	77,707	21/12/05	2.00	21/12/08-21/12/15
		101,547	12/06/06	2.00	12/06/09-12/06/16
		118,644	15/12/06	2.00	15/12/09-15/12/16
		161,702	11/06/07	2.00	11/06/10-11/06/17
		176,744	23/11/07	2.00	23/11/10-23/11/17
		270,270	09/06/08	2.00	09/06/11-09/06/18

	DBS	128,378	09/06/08	2.00	09/06/10-09/06/18
	1998 Sharesave	14,384	11/01/06	65.00	01/02/09-01/08/09

	Total	1,851,986

		Number of		Exercise Price
		Protherics Shares		per Protherics
	Protherics Share	under option/	Date of	Share	Exercise period/
Name	Scheme	award	grant	(pence)	vesting date
Dr Andrew Heath	Unapproved Scheme	500,000	22/02/01	43.50	22/02/04-22/02/11
		1,000,000	16/01/02	39.50	16/01/05-16/01/12
		300,000	20/06/03	23.25	20/06/06-20/06/13
		325,000	01/03/04	58.50	01/03/09-01/03/14

	LTIP	157,556	21/12/05	2.00	21/12/08-21/12/15
		186,507	12/06/06	2.00	12/06/09-12/06/16
		215,304	15/12/06	2.00	15/12/09-15/12/16
		297,661	11/06/07	2.00	11/06/10-11/06/17
		325,581	23/11/07	2.00	23/11/10-23/11/17
		500,000	09/06/08	2.00	09/06/11-09/06/18

	Individual Share Option Agreement	600,000	22/12/99	39.00	22/12/02-22/12/09

	Total	4,407,609

Saul Komisar	Unapproved Scheme	15,000	22/12/99	39.00	22/12/02-22/12/09
		11,629	27/01/00	37.50	27/01/03-27/01/10
		200,000	22/02/01	43.50	22/02/04-22/02/11
		150,000	20/06/03	23.25	20/06/06-20/06/13
		143,045	01/03/04	58.50	01/03/07-01/03/14

	LTIP	72,380	21/12/05	2.00	21/12/08
		91,456	12/06/06	2.00	12/06/09
		100,173	15/12/06	2.00	15/12/09
		151,396	11/06/07	2.00	11/06/10
		157,980	15/11/07	2.00	15/11/10
		252,460	09/06/08	2.00	09/06/11

	DBS	50,177	11/06/07	2.00	11/06/09

	Total	1,395,696

Rolf Soderstrom	LTIP	423,076	10/08/07	2.00	10/08/10-10/08/17
		204,651	23/11/07	2.00	23/11/10-23/11/17
		313,513	09/06/08	2.00	09/06/11-09/06/18

	DBS	99,099	09/06/08	2.00	09/06/10-09/06/18

	Total	1,040,339

(vi)	As at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document), Jefferies held interests in 238,617 Protherics Shares in aggregate, representing approximately 0.07 per cent. of Protherics’ issued share capital as at that date.
(e)	Dealings in Protherics Shares
(i)	During the disclosure period there have been no dealings for value by BTG in Protherics Shares.

(ii)	During the disclosure period, there have been no dealings for value in Protherics Shares in which the BTG Directors, their immediate families or connected persons were interested.

(iii)	During the offer period, there have been no dealings for value in Protherics Shares by the Protherics Directors and members of their respective immediate families, related trusts or connected persons.
General
Save as disclosed in this paragraph 4, as at the close of business on 15 October 2008 (the latest practicable date prior to the posting of this document):
(i)	neither BTG, nor any other member of the BTG Group, nor the BTG Directors, nor (in the case of the BTG Directors) any member of their respective immediate families or related trusts, nor any person acting in concert with BTG, nor any person with whom BTG (or any person acting in concert with BTG) had an arrangement of any kind referred to in paragraph 4(a)(ii) above, had any interest in or right to subscribe for, or had any short position in relation to any relevant securities of Protherics or BTG, and nor had any such person dealt for value in relevant securities of Protherics or BTG during the disclosure period;
(ii)	neither Protherics, nor the Protherics Directors, nor (in the case of the Protherics Directors) any member of their respective immediate families or related trusts, nor any person with whom Protherics (or any associate of Protherics) had an arrangement of any kind referred to in paragraph 4(a)(ii) above, had any interest in or right to subscribe for, or had any short position in relation to any relevant securities of Protherics or BTG, and nor had any such person dealt for value in relevant securities of Protherics or BTG during the offer period;

(iii)	no relevant associate of Protherics, nor any pension fund of Protherics or of any company which is a relevant associate, nor any employee benefit trust of Protherics or of any company which is a relevant associate, nor any connected adviser to Protherics (or any associate of Protherics or any person acting in concert with Protherics) or any person controlling, controlled by or under the same control as any such adviser (except for an exempt principal trader or an exempt fund manager) had an interest in or a right to subscribe for, or any short position in relation to, relevant securities of Protherics or of BTG, and nor had any such person dealt for value in relevant securities of Protherics or BTG during the offer period; and

(iv)	neither Protherics nor BTG, nor any person acting or presumed to be acting in concert with Protherics or BTG has borrowed or lent any relevant securities in Protherics or BTG (save for any borrowed shares which have been either on-lent or sold).

5.	Irrevocable undertakings

(a)	The following persons, all of whom are Independent Directors of Protherics, have given irrevocable undertakings to BTG to vote in favour of the resolutions to be proposed at the Court Meeting and EGM (or, if applicable, to accept a Takeover Offer) in respect of the number of Protherics Shares set out below (and any further Protherics Shares acquired by them prior to the completion of the Scheme including pursuant to the exercise of options or vesting of awards under the Share Schemes and/or the conversion of the Protherics Convertible Loan Notes as also set out below):

			Number of
			Shares issuable
			on conversion of
	Protherics Shares		Protherics
	Number of	% of issued	Convertible
Name	shares	share capital	Loan Notes
James Christie	31,885	0.009	—
Jacques Gonella	9,162,017	2.675	—
Dr Andrew Heath	419,810	0.123	96,968
Saul Komisar	67,153	0.020	—
Rolf Soderstrom	20,000	0.006	—
Stuart Wallis	566,689	0.165	242,424
Garry Watts	90,000	0.026	—

Total	10,357,554	3.024	339,392

(b)	These irrevocable undertakings shall terminate and be of no further force and effect if:
(i)	the Implementation Agreement is terminated in accordance with its terms; or

(ii)	the Scheme does not become effective, lapses or is withdrawn in accordance with its terms.
(c)	These irrevocable undertakings will continue to be binding on such persons even in the event that a third party makes a higher competing offer.

6.	Executive directors’ and non-executive directors’ service agreements and letters of appointment
Save as disclosed below, there are no service contracts in force between any Protherics Director, or any proposed director of the Company, and the Company or any of its subsidiaries and no such contract has been entered into or amended during the six months preceding the date of this document.
(a)	Executive Directors

It is the Company’s policy that executive directors of the Company should have service contracts with an indefinite term providing for a maximum of one year’s notice by the Company. Summary details of the executive directors’ contracts are set out below:

	Base salary	Date of service	Notice period	Notice period
	per annum	contract	(director)	(Company/Employer)
James Christie	£200,000	21/09/2000	6 months	12 months
Dr Andrew Heath	£370,000	06/11/2001	12 months	12 months
Saul Komisar*	$368,000	08/06/2007	3 months	—
Rolf Soderstrom	£232,000	02/10/2007	12 months	12 months

(*)	Mr Komisar’s contract of employment is with Protherics Inc, a wholly owned subsidiary of Protherics
In the event of early termination, each of the executive directors’ contracts provide for compensation up to a maximum of basic salary for the notice period, save in the case of the termination of Mr Komisar’s employment by the Protherics Group other than for cause in which case Mr Komisar is entitled to receive an amount equal to twelve months’ base salary.

Each of the executive directors are also eligible to participate in the Protherics Share Schemes, and receive bonus payments in such amounts, in each case, as the Company may determine from time to time. In addition, each of the executive directors is eligible to participate in the Protherics Group’s pension scheme, with the Company making annual contributions to the scheme equal to 20 per cent. of base salary, subject to the rules of the pension scheme and any limits imposed by HM Revenue & Customs.

Each of the executive directors’ service contracts also contain customary restrictions on their being involved with undertakings in competition with the Protherics Group or from soliciting customers or hiring employees of the Protherics Group following termination of their employment, as well as confidentiality restrictions without reference to time, and, in the case of Mr Christie, Dr Heath and Mr Soderstrom, provisions regarding the ownership of certain intellectual property rights established during the relevant individual’s employment by the Protherics Group.

As noted in paragraphs 5 and 6 of Part 1 (Letter from the Chairman of Protherics PLC) of this document, Mr Soderstrom will be joining the BTG Board as Chief Financial Officer upon the Acquisition completing. It is expected that the terms of Mr Soderstrom’s employment by the Enlarged Group will be substantially similar to the terms of his current employment by the Company, as described above.

(b)	Chairman and Non-executive Directors

The non-executive directors of Protherics each have specific letters of appointment. Their remuneration is determined by the Board within limits set by the Articles and based upon Board surveys of fees paid to non-executive directors of similar companies with similar responsibilities. Currently, Dr John Brown is entitled to fees of £41,000 per annum under a letter of appointment dated 23 February 2004, Jacques Gonella is entitled to fees of £35,000 per annum under a letter of appointment dated 20 January 2007, Bryan Morton is entitled to fees of £35,000 under a letter of appointment dated 21 July 2005, and Garry Watts is entitled to fees of £41,000 under a letter of appointment dated 19 January 2004. All of these appointments are terminable by three months’ notice by either party.

Stuart Wallis is entitled to payment of £25,000 pursuant to a consultancy agreement entered into with the Company dated 1 April 2007, and is entitled to fees of £60,000 per annum under a letter of appointment dated 24 May 2007, as well as an entitlement to a fully expensed company car. Both of these agreements are terminable with twelve months’ notice by either party.

7.	Material Contracts
Summaries of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) that has been entered into by members of the Protherics Group in the period from 12 August 2006 (the date two years prior to the commencement of the Offer Period) to 15 October 2008 (the latest practicable date prior to posting of this document) are set out in paragraph 7.2 (a) to (d), of Part 11 (Additional Information) of the BTG Prospectus and are hereby incorporated into this document by reference.
Neither BTG nor any member of the BTG Group has entered into any material contract (not being a contract entered into in the ordinary course of business) during this period.
8.	Other information

(a)	Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between BTG or any party acting or presumed to be acting in concert with BTG for the purposes of the Acquisition and any of the Directors, recent directors, shareholders or recent shareholders of Protherics, or any person interested or recently interested in shares of Protherics, having any connection with or dependence on the Acquisition.

(b)	Save as disclosed in this document, no proposal exists in connection with the Acquisition that any payment or other benefit be made or given to any Protherics Director as compensation for loss of office or as consideration for or in connection with his retirement from office.

(c)	Save as disclosed in this document, no agreement, arrangement or understanding exists whereby the legal or beneficial ownership of any of the Protherics Shares to be acquired by BTG in pursuance of the Acquisition will be transferred to any other person.

(d)	Save as disclosed in this document or the BTG Prospectus, the Protherics Directors are not aware of any material change in the financial or trading position of Protherics since 31 March 2008, the date to which the latest published audited accounts of Protherics were prepared.

(e)	Save as disclosed in this document or the BTG Prospectus, the BTG Directors are not aware of any material change in the financial or trading position of BTG since 31 March 2008, the date to which the latest published audited accounts of BTG were prepared.

(f)	Rothschild has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

(g)	Jefferies has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

(h)	Neither the payment of interest on, nor the repayment of, nor the security for, any liability (contingent or otherwise) of BTG will depend to any significant extent on the business of Protherics.

(i)	It is not currently intended that the emoluments of the BTG Directors will be affected by the Acquisition.

9.	Documents available for inspection
Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and UK public holidays excepted) at the offices of Ashurst LLP at Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including the Effective Date or the date that the Scheme lapses or is withdrawn, whichever is the earlier:
(a)	the memorandum and articles of association of Protherics;

(b)	the memorandum and articles of association of BTG;

(c)	the Protherics 2006 Financial Statements, the Protherics 2007 Financial Statements and the Protherics 2008 Financial Statements, which are each incorporated by reference into Appendix II (Historical Financial Information on the Protherics Group) to this document;

(d)	the BTG 2006 Financial Statements, the BTG 2007 Financial Statements and the BTG 2008 Financial Statements, which are each incorporated by reference into Appendix III (Historical Financial Information on the BTG Group) to this document;

(e)	the service contracts and letters of appointment referred to in paragraph 6 above;

(f)	the material contracts referred to in paragraph 7 above and summarised in Part 11 (Additional Information) of the BTG Prospectus (including the Implementation Agreement);

(g)	the written consents referred to in paragraph 8 above;

(h)	the irrevocable undertakings referred to in paragraph 5 above and the letters of intent referred to in paragraph 11 of Part 1 (Letter from the Chairman of Protherics PLC) of this document;

(i)	the BTG Prospectus; and

(j)	this document and the Forms of Proxy.
Dated: 17 October 2008

APPENDIX VI
BASES AND SOURCES
Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this document:
1.	Historic financial information relating to Protherics has been extracted without material adjustment from the relevant published audited reports and accounts of Protherics.

2.	Historic financial information relating to BTG has been extracted without material adjustment from the relevant published audited reports and accounts of BTG.

3.	Reference to the Protherics Fully Diluted Share Capital assumes:
(a)	342,560,165 Protherics Shares in issue;

(b)	Protherics Convertible Loan Notes with an aggregate nominal value of £1,966,829 (carrying conversion rights over 7,867,316 Protherics Shares in aggregate) outstanding; and

(c)	the vesting of all awards and exercise of all options issued and outstanding over Protherics Shares, where such options have an exercise price of not more than 37.54 pence, being the value of a Protherics Share under the terms of the Acquisition based on the Closing Price of a BTG Share of 129 pence on 15 October 2008 (the latest practicable date prior to the posting of this document) representing 7,539,498 Protherics Shares in aggregate, in each case as at 15 October 2008 (the latest practicable date prior to the posting of this document).
4.	Unless otherwise stated, all prices quoted for shares are Closing Prices.

5.	The expected percentage ownership of the Enlarged Group held by former Protherics Shareholders and existing BTG Shareholders is based on the enlarged issued share capital of BTG following the Acquisition being the aggregate of 151,265,827 BTG Shares in issue on 15 October 2008 (source: BTG registrar) and, based on the Protherics Fully Diluted Share Capital, a maximum number of 104,168,390 New BTG Shares to be issued pursuant to the Acquisition.

6.	The combined cash and liquid investments of BTG and Protherics are an aggregate of the cash and liquid investments of each company as extracted from the BTG audited financial statements for the financial year ended 31 March 2008 and the Protherics audited financial statements for the financial year ended 31 March 2008 (before taking into account any Acquisition costs).

APPENDIX VII
DEFINITIONS
The following definitions apply throughout this document unless the context requires otherwise:

1985 Act	the Companies Act 1985 (as amended);

2006 Act	the Companies Act 2006 (as amended);

1998 Sharesave	the Protherics PLC Savings Related Share Option Scheme adopted by the Company on 23 July 1998;

2008 Sharesave	the Protherics PLC Savings Related Share Option Scheme adopted by the Company on 22 July 2008;

Acquisition	the recommended acquisition of the entire issued and to be issued share capital of Protherics by BTG to be implemented by way of the Scheme (or, should BTG elect, with the consent of Protherics, by means of a Takeover Offer) on the terms and subject to the Conditions set out in this document and any subsequent revision, variation, extension or renewal thereof;

Admission	the admission of the New BTG Shares (i) to the Official List and (ii) to trading on the London Stock Exchange’s market for listed securities in accordance with the Admission and Disclosure Standards;

ADS Holders	all registered and beneficial holders of Protherics ADSs;

Approved Scheme	the Protherics PLC Approved Executive Share Option Scheme as amended on 13 September 1999;

Articles or Protherics’ Articles	the articles of association of Protherics;

Aviva Investors	Aviva Investors Global Services Limited;

Board	the board of directors of Protherics;

BTG	BTG plc, registered in England and Wales (registered number 2670500);

BTG Board	means the board of directors of BTG;

BTG Circular	the circular to be sent to BTG Shareholders convening the BTG EGM;

BTG Directors	the directors of BTG as at the date of this document and BTG Director means any one of them;

BTG EGM	the extraordinary general meeting of BTG to be convened in connection with the Acquisition, including any adjournment thereof;

BTG Group	BTG and its subsidiaries and, where the context requires, each one of them;

BTG Prospectus	the prospectus or prospectus equivalent document proposed to be published by BTG in connection with the Admission of the New BTG Shares;

BTG Resolutions	the resolutions to be proposed at the BTG EGM for the purposes of approving and implementing the Acquisition;

BTG Share Option Schemes	the BTG Employees’ Share Option Plan, the BTG Sharesave Scheme, the BTG Restricted Share Scheme, the BTG Deferred Share Bonus Plan, the BTG Performance Share Plan and the BTG Stock Purchase Plan;

BTG Shareholders	holders of BTG Shares;

BTG Shares	ordinary shares of 10 pence each in the capital of BTG (including, if the context so requires, the New BTG Shares);

BTG SOP	the BTG Employees’ Share Option Plan;

Business Day	a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business;

Capita Registrars	Capita Registrars, a trading name for Capita Registrars Limited of Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA;

certificated or in certificated form	in relation to a share, not in uncertificated form in CREST;

close of business	6.00 p.m. on that Business Day;

Closing Price	the closing middle market quotation of a share at the close of business on a particular trading day as derived from the Official List published for that day;

Code or City Code	the City Code on Takeovers and Mergers;

Competing Proposal	means a proposed offer, tender offer, merger, acquisition, scheme of arrangement, recapitalisation or other combination (including a transaction involving a dual listed company structure) whether or not subject to any pre-conditions and howsoever to be implemented relating to any direct or indirect acquisition or purchase of 50 per cent. or more of the Protherics Shares or (as the case may be) the BTG Shares or substantially all of the business and assets of Protherics or (as the case may be) BTG and its respective subsidiaries proposed by any third party;

Conditions	the conditions to the implementation of the Acquisition (including the Scheme), which are set out in Appendix I to this document;

Court	the High Court of Justice in England and Wales;

Court Hearings	the Scheme Court Hearing and the Reduction Court Hearing;

Court Meeting	the meeting (and any adjournment thereof) of the holders of Scheme Shares convened by the Court under section 896 of the 2006 Act to consider and, if thought fit, approve the Scheme;

Court Orders	the Reduction Court Order and the Scheme Court Order;

CREST	the relevant system, as defined in the Regulations (in respect of which Euroclear UK & Ireland Limited is operator as defined in the Regulations);

CREST Manual	the CREST Manual referred to in agreements entered into by Euroclear;

CREST member	a person who is, in relation to CREST, a system member (as defined in the Regulations);

CREST sponsor	a person who is, in relation to CREST, a sponsoring system participant (as defined in the Regulations);

CREST sponsored member	a CREST member admitted to CREST as a sponsored member under the sponsorship of a CREST sponsor;

Daily Official List	the Daily Official List of the London Stock Exchange;

DBS	the Protherics PLC 2005 Deferred Bonus Plan approved by the Company on 27 January 2005;

Depositary	Bank of New York Mellon;

Depositary Agreement	the Deposit Agreement, dated 20 June 1995, as amended and restated as of 27 September 2005, among Protherics, the Depositary and all ADS Holders;

Directors or Protherics Directors	the directors of Protherics as at the date of this document and Protherics Director means any one of them;

Disclosed	disclosed in:

(i) the 2008 annual report and accounts of Protherics (including the audited consolidated financial statements of Protherics for the year ended 31 March 2008);

(ii)  any documents delivered to any director, officer or employee of BTG or any professional advisers engaged by BTG in connection with the Acquisition by or on behalf of Protherics at any time prior to 6.00 p.m. on 17 September 2008; or

(iii) any public announcement released by or on behalf of Protherics to a Regulatory Information Service at any time prior to 6.00 p.m. on 17 September 2008;

EC Merger Regulation	Council Regulation (EC) 13 9/2004 (as amended);

Effective Date	the date on which the Scheme becomes effective in accordance with its terms;

Enlarged Group	the BTG Group, including Protherics and its subsidiaries following the Acquisition becoming effective;

ESOP	the Protherics PLC 2005 Executive Share Option Plan approved by the Company on 27 January 2005;

Euroclear	Euroclear UK & Ireland Limited, a limited company incorporated in England and Wales with registered number 02878738;

Explanatory Statement	the explanatory statement relating to the Acquisition, as set out in Part 2 of this document, which together with the documents incorporated therein constitutes the explanatory statement relating to the Scheme as required by section 897 of the 2006 Act;

Extraordinary General Meeting or EGM	the general meeting of Protherics convened for the purpose of passing the Protherics Resolutions, including any adjournment thereof;

Forms of Proxy or Form of Proxy or Proxy	the blue form of proxy for use at the Court Meeting and the yellow form of proxy for use at the EGM or either of them as the context requires;

FSA	the Financial Services Authority;

FSMA	the Financial Services and Markets Act 2000 (as amended);

holder	a registered holder including any person entitled by transmission;

Implementation Agreement	the implementation agreement between BTG and Protherics dated 18 September 2008;

Independent Directors	all of the directors of Protherics as at the date hereof except Dr John Brown;

Individual Agreements	the individual option arrangements under which options been granted over Protherics Shares to employees;

Invesco Asset Management	Invesco Asset Management Limited;

Jefferies	Jefferies International Limited;

Listing Rules	the listing rules made by the UK Listing Authority for the purposes of Part VI of FSMA;

London Stock Exchange	London Stock Exchange plc;

LTIP	the Protherics PLC 2005 Long Term Incentive Plan approved by the Company on 27 January 2005;

Meetings	the Court Meeting and the EGM and “Meeting” shall mean either of them as the context dictates;

New BTG Shares	the BTG Shares proposed to be issued and credited as fully paid to Scheme Shareholders pursuant to the Acquisition;

New Protherics Shares	the new Protherics Shares to be issued credited as fully paid in accordance with the Scheme;

Offer Period	the period commencing on 13 August 2008 and ending on the Effective Date;

Official List	the Official List of the UK Listing Authority;

Overseas Shareholders	Protherics Shareholders whose registered addresses are outside the United Kingdom or who are citizens or residents of countries other than the United Kingdom;

Panel	the Panel on Takeovers and Mergers;

Protherics or Company	Protherics PLC, registered in England and Wales (registered number 2459087);

Protherics ADSs	securities representing interests in Protherics Shares, which are currently registered under the US Securities Exchange Act and listed on the US Nasdaq National Market. Each Protherics ADS represents ten Protherics Shares;

Protherics Convertible Loan Notes	the six per cent. unsecured convertible loan notes 2010 of Protherics;

Protherics Fully Diluted Share Capital	has the meaning set out in Appendix VI to this document;

Protherics Group	Protherics and its subsidiaries and, where the context requires, each one of them;

Protherics Resolutions	the resolution(s) to be proposed at the EGM for the purposes of approving the Reduction of Capital and certain amendments to the Articles, together with such other matters as may be agreed between Protherics and BTG as necessary or desirable for the purposes of implementing the Acquisition;

Protherics Shareholders or Shareholders	holders of Protherics Shares;

Protherics Shares	ordinary shares of two pence each in the capital of Protherics;

Protherics Share Schemes	the Approved Scheme, the Unapproved Scheme, the ESOP, the 1998 Sharesave, the 2008 Sharesave, the LTIP, the DBS and the Individual Agreements;

Reduction Court Hearing	the hearing at which the Reduction Court Order will be sought;

Reduction Court Order	the order of the Court confirming the Reduction of Capital and the associated re-registration of Protherics as a private limited company;

Reduction of Capital	the proposed reduction of capital under section 135 of the 1985 Act associated with the Scheme;

Reduction Record Time	6.00 p.m. on the last Business Day before the date of the Reduction Court Hearing;

Registrar of Companies	the Registrar of Companies for England and Wales;

Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

Regulatory Information Service	any of the information services set out in Appendix 3 to the Listing Rules;

Restricted Jurisdiction	Australia, South Africa, Japan, Canada and any other jurisdiction where the New BTG Shares cannot be made available to Scheme Shareholders without breaching any applicable securities law;

Rothschild	N.M. Rothschild & Sons Limited;

Scheme or Scheme of Arrangement	the scheme of arrangement under part 26 of the 2006 Act to be proposed by Protherics to the Scheme Shareholders with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Protherics and BTG;

Scheme Court Hearing	the hearing at which the Scheme Court Order will be sought;

Scheme Court Order	the order of the Court, granted at the Court hearing to sanction the Scheme, sanctioning the Scheme under section 899 of the 2006 Act;

Scheme Record Time	6.00 p.m. on the Business Day immediately prior to the Effective Date;

Scheme Shareholders	holders of Scheme Shares;

Scheme Shares	the Protherics Shares:

(i) in issue at the date of this document;

(ii) issued after the date of this document and before the Voting Record Time; and

(iii) issued on or after the Voting Record Time but on or before the Reduction Record Time either on terms that the original or subsequent holders thereof shall be bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

SEC	the United States Securities and Exchange Commission;

subsidiary, subsidiary undertaking, undertaking and associated undertaking	have the respective meanings given thereto by the 1985 Act, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the 1985 Act, and “substantial interest” means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking;

Takeover Offer	a takeover offer governed by the Code to implement the acquisition of Protherics as BTG may elect to make in accordance with the terms of the Implementation Agreement;

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland;

UK Listing Authority	the FSA acting in its capacity as the competent authority for the purposes of Part VI of the FSMA;

Unapproved Scheme	the Protherics PLC Unapproved Share Option Scheme adopted by the Company on 24 May 1996;

uncertificated or in uncertificated form	in relation to a share, title to which is recorded in the relevant register of the share as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;

United States or US	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

US$ or US dollar	the lawful currency of the US;

US Securities Act	the United States Securities Act of 1933, as amended;

US Securities Exchange Act	the United States Securities Exchange Act of 1934, as amended;

Voting Record Time	6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting;

Wider BTG Group	BTG Group and its subsidiary undertakings, associated undertakings and any other body corporate, partnership, joint venture or person in which the BTG Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent;

Wider Protherics Group	the Protherics Group and its subsidiary undertakings, associated undertakings and any other body corporate, partnership, joint venture or person in which the Protherics Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent; and

£, Sterling, pence and p	the lawful currency of the United Kingdom.

APPENDIX VIII
NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 8832 of 2008
CHANCERY DIVISION
COMPANIES COURT
Chief Registrar Baister
IN THE MATTER OF PROTHERICS PLC
and
IN THE MATTER OF THE COMPANIES ACT 2006
NOTICE IS HEREBY GIVEN that, by an order dated 14 October 2008 made in the above matters, the Court has directed a meeting (the ‘‘Court Meeting’’) to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between Protherics PLC (the ‘‘Company’’) and Scheme Shareholders (as defined in the said Scheme of Arrangement) and that such Court Meeting will be held at the offices of Ashurst LLP at Broadwalk House, 5 Appold Street, London EC2A 2HA on 11 November 2008 at 11.30 a.m. at which place and time all Scheme Shareholders are requested to attend.
A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the document of which this notice forms part.
Scheme Shareholders entitled to attend and vote at the meeting may vote in person at the Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to vote in their stead. A blue form of proxy for use at the Court Meeting is enclosed with this notice. Completion of the form of proxy will not prevent a holder of the said shares from attending and voting at the Court Meeting (or any adjournment thereof) in person, if he wishes to do so.
Scheme Shareholders are entitled to appoint a proxy in respect of some or all of their Scheme Shares. Scheme Shareholders are also entitled to appoint more than one proxy. A space has been included in the blue form of proxy to allow Scheme Shareholders to specify the number of shares in respect of which that proxy is appointed. Scheme Shareholders who return the blue form of proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all of their Scheme Shares.
Scheme Shareholders who wish to appoint more than one proxy in respect of their shareholding should contact Capita Registrars for further forms of proxy or photocopy forms of proxy as required. Such shareholders should also read the sheet headed ‘‘Multiple Proxy Voting Instructions’’ enclosed with the blue form of proxy, and note the principles that will be applied in relation to multiple proxies.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
Entitlement to attend and vote at the said Court Meeting of Scheme Shareholders or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company as at 6.00 p.m. on the day which is two days immediately before the date of the said Court Meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time will be disregarded.
It is requested that forms of proxy (together with any power of attorney or authority under which it is signed, or a notarially certified copy of such power or authority) be lodged by post with the Company’s registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by hand (during normal business hours) at the same address or if Scheme Shares are held in uncertificated form via the CREST Proxy Voting Service (the Company’s agent ID number RA10) in each case by 11.30 a.m. on 9 November 2008 (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting), but if forms are not so lodged, or submitted electronically (as the case may be), they may be handed to Protherics’ registrars, Capita Registrars, on behalf of the Chairman at the Court Meeting before the taking of the poll.

By the said order, the Court has appointed Stuart Wallis or, failing him, Dr Andrew Heath, or failing him Rolf Soderstrom, to act as Chairman of the Court Meeting and has directed the Chairman to report the results thereof to the Court.
The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated: 17 October 2008
Ashurst LLP
Broadwalk House
5 Appold Street
London EC2A 2HA

Solicitors for the Company

APPENDIX IX
NOTICE OF EXTRAORDINARY GENERAL MEETING
Protherics PLC
(the “Company”)
(Registered in England and Wales No. 2459087)
NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the offices of Ashurst LLP at Broadwalk House, 5 Appold Street, London EC2A 2HA at 11.45 a.m. on 11 November 2008 (or as soon thereafter as the Court Meeting (as defined in the document of which this notice forms part) convened for 11.30 a.m. on the same day and at the same place, by an order of the High Court of Justice in England and Wales, shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution of the Company:
SPECIAL RESOLUTION
THAT for the purposes of giving effect to the scheme of arrangement dated 17 October 2008 between the Company and Scheme Shareholders (as defined in the said Scheme of Arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman hereof, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company and BTG (as defined in the Scheme of Arrangement) (the “Scheme”):
(a)	the directors of the Company be authorised to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect;

(b)	the share capital of the Company be reduced by cancelling and extinguishing all of the Scheme Shares (as defined in the Scheme);

(c)	subject to, and forthwith upon, the reduction of capital referred to in paragraph (b) above (the “Reduction of Capital”) taking effect:
(i)	the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 2 pence each as is equal to the number of Scheme Shares cancelled pursuant to paragraph (b) above and having the same rights as the Scheme Shares so cancelled;

(ii)	the reserve arising in the books of account of the Company as a result of the reduction of share capital referred to in paragraph (b) above be capitalised and applied in paying up in full at par all of the new ordinary shares created pursuant to paragraph (c)(i) above, which shall be allotted and issued, credited as fully paid, to BTG in accordance with the Scheme; and

(iii)	conditional upon the Scheme becoming effective, the directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the new ordinary shares referred to in paragraph (c)(i) above, provided that: (1) the maximum aggregate nominal amount of relevant securities that may be allotted under this authority shall be the higher of the aggregate nominal amount of the said new ordinary shares created pursuant to paragraph (c)(i) above and £2,283,734; (2) this authority shall expire (unless previously revoked, varied or renewed) on 31 December 2009; and (3) this authority shall be in addition, and without prejudice, to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and
(d)	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new Article 43A:
“Scheme of Arrangement

43A.1	In this Article, the “Scheme” means the scheme of arrangement under part 26 of the Companies Act 2006 dated 17 October 2008 between the Company and Scheme Shareholders in its form at that date or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company and BTG plc (“BTG”), and save as defined in this Article expressions defined in the Scheme (as it may be modified or amended in accordance with its terms) shall have the same meanings in this Article.

43A.2	If the Company issues any shares to any person other than to BTG or its nominee(s) after the adoption of this Article and on or before the Reduction Record Time, such shares shall be subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

43A.3	Notwithstanding any of the provisions of these Articles and subject to the Scheme and Reduction of Capital becoming effective, if any shares are issued to any person (a “New Member”) (other than to BTG or its nominee(s)) after the Reduction Record Time (the “Post-Scheme Shares”), such Post-Scheme Shares will, subject to Article 43A.4 below, be immediately transferred to BTG in consideration for and conditional upon the payment by BTG to the New Member of such consideration as would have been payable to such New Member pursuant to the Scheme (as it may be modified or amended in accordance with its terms) for each such share as if it were a Scheme Share.

43A.4	Any New Member may, before the issue or transfer of Post-Scheme Shares to him or her pursuant to the exercise of an option or satisfaction of an award under one of the Company’s employee share plans, give not less than two business days’ notice to the Company, in such manner as the Board shall prescribe, of his or her intention to transfer some or all of such Post-Scheme Shares to his or her spouse or civil partner, and may, if such notice has been validly given, on such Post-Scheme Shares being issued or transferred to him or her, immediately transfer to his or her spouse or civil partner any such Post-Scheme Shares, provided that such Post-Scheme Shares will then immediately be transferred from that spouse or civil partner to BTG pursuant to Article 43A.3 above as if the spouse or civil partner was a New Member. If notice has been validly given pursuant to this Article but the New Member does not immediately transfer to his or her spouse or civil partner the Post-Scheme Shares in respect of which notice was given, such shares will be transferred to BTG pursuant to Article 43A.3 above.

43A.5	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the amount of the consideration per share to be paid under Article 43A.3 above shall be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to shares shall, following such adjustment, be construed accordingly.

43A.6	To give effect to any transfer required by Article 43A.3 and/or Article 43A.4 above, the Company may appoint any person as attorney for the New Member to transfer the Post-Scheme Shares to BTG and to do all such other things and execute and deliver all such documents as may, in the opinion of the attorney, be necessary or desirable to vest the Post-Scheme Shares in BTG, and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as BTG may direct. If such an attorney is so appointed, the New Member shall not thereafter (except to the extent that such an attorney fails to act in accordance with the directions of BTG) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by BTG. The Company may give good receipt for the purchase price of the Post-Scheme Shares and may register BTG as holder thereof and issue it certificates of the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares. BTG shall, or shall procure that, the requisite consideration as set out in Article 43A.3 above is settled with such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) within 14 days of the date on which the Post-Scheme Shares are issued to the New Member.”

Dated: 17 October 2008

BY ORDER OF THE BOARD

Julie Vickers
Company Secretary
Registered Office:
The Heath Business & Technical Park
Runcorn
Cheshire
WA7 4QX

Notes:

(1)	A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company but must attend the meeting in person.

(2)	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

(3)	A yellow Form of Proxy is enclosed with this notice for members who are unable to attend the meeting. Instructions for use are shown on the form. Lodging a yellow Form of Proxy will not prevent the shareholder from attending and voting in person (in substitution for their proxy) at the meeting or any adjournment thereof.

(4)	To be valid, the yellow Form of Proxy (together with any power of attorney or authority under which it is signed, or a certified copy of such power or authority) must be received at the offices of the Company’s registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time appointed for the meeting or, as the case may be, the adjourned meeting.

(5)	Members are entitled to appoint a proxy in respect of some or all of their shares. Members are also entitled to appoint more than one proxy. A space has been included in the yellow Form of Proxy to allow members to specify the number of shares in respect of which that proxy is appointed. Members who return the yellow Form of Proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all of their shares. Members who wish to appoint more than one proxy in respect of their shareholding should contact Capita Registrars for further yellow Forms of Proxy or photocopy the yellow Form of Proxy as required. Such members should also read the sheet enclosed with the yellow Form of Proxy headed ‘‘Multiple Proxy Voting Instructions’’ and note the principles that will be applied in relation to multiple proxies.

(6)	Any amendments you make to the yellow Form of Proxy must be initialled by you.

(7)	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that entitlement to attend and vote at the EGM or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the date two days before the date set for the EGM or of the adjourned EGM. Changes to the register after 6.00 p.m. on 9 November 2008, or if the EGM is adjourned, 6.00 p.m. on the date two days before the date of the adjourned EGM, will be disregarded in determining the rights of any person to attend or vote at the EGM.

(8)	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM (and any adjournment(s) thereof) by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

(9)	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘‘CREST Proxy Instruction’’) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (Company’s agent ID number RA10) by no later than 11.30 a.m. on 9 November 2008 (or, in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned EGM). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(10)	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(11)	A shareholder which is a company (a corporation) and which wishes to be represented at the meeting by a person with authority to speak, vote on a show of hands and vote on a poll (a corporate representative) must appoint such a person by resolution of its directors. A corporate representative has the same powers on behalf of the corporation he/she represents as that corporation could exercise if it were an individual member of the Company.

(12)	In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (a) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (b) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the

Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (a) above.

(13)	If you are in any doubt about completing the Form of Proxy please telephone Capita Registrars between 9.00 a.m. and 5.00 p.m., Monday to Friday, (London time), on 0871 664 0321 (calls cost 10p per minute plus network extras) (from within the UK) and +44 (0)20 8639 3399 (from outside the UK).

(14)	Any question relevant to the business of the meeting may be asked at the meeting by anyone permitted to speak at the meeting. You may alternatively submit your question in advance by way of a letter addressed to the Company Secretary at the Company’s registered office.

(15)	Copies of the Company’s articles of association (as proposed to be amended by the special resolution set out in the notice of meeting) are available for inspection at the offices of Ashurst LLP at Broadwalk House, 5 Appold Street, London EC2A 2HA during normal business hours on any weekday until the time when the Scheme becomes effective in accordance with its terms and will also be available for inspection at the place of the meeting for at least 15 minutes before, and during, the meeting.